UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03039711

November 26, 2003

Patrick G. Quick
Foley & Lardner
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11-26-2003

Re: Johnson Controls, Inc.

Dear Mr. Quick:

This is in regard to your letter dated November 7, 2003 concerning the shareholder proposal submitted by the Benedictine Sisters Charitable Trust, CHRISTUS Health, and the Congregation of the Sisters of Charity of the Incarnate Word for inclusion in Johnson Controls' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Johnson Controls therefore withdraws its September 18, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
DEC 12 2003
THOMSON
FINANCIAL

Sincerely,

Grace K. Lee
Special Counsel

cc: Sr. Susan Mika
Corporate Responsibility Program
Benedictine Sisters
P.O. Box 28037
San Antonio, TX 78338

Donna Meyer, Ph.D.
System Director – Community Health
CHRISTUS Health
2600 North Loop West
Houston, TX 77092

Sister Lillian Anne Healy, CCVI
Director of Corporation Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

53669

FOLEY & LARDNER
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CLIENT/MATTER NUMBER
041515-0101

November 7, 2003

VIA FEDEX

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Withdrawal of September 18, 2003 Request to Omit Shareholder Proposal Submitted to Johnson Controls, Inc. Pursuant to Rule 14a-8(i)(10)*

Ladies and Gentlemen:

Please refer to my letter dated September 18, 2003, on behalf of Johnson Controls, Inc., a Wisconsin corporation ("JCI"), relating to a shareholder proposal (the "Proposal") that JCI received from three proponents (collectively, the "Proponents"): the Benedictine Sisters Charitable Trust (the "Charitable Trust"), Christus Health and the Congregation of the Sisters of Charity of the Incarnate Word (the "Congregation"). The Proposal requested that JCI prepare a "sustainability report". In my September 18 letter, we requested the staff of the Division of Corporation Finance to concur with our view that, pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), JCI could properly exclude the Proposal from its proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders.

I am enclosing a letter that JCI received from the Charitable Trust by which the Charitable Trust, on behalf of each of the Proponents, voluntarily withdrew the Proposal. I am also enclosing letters from each of Christus Health and the Congregation in which they confirm their intent to withdraw the Proposal. In reliance on the letter from the Charitable Trust on behalf of the Proponents withdrawing the Proposal and the letters from Christus Health and the Congregation confirming their intent to withdraw the Proposal, on behalf of JCI, we wish to withdraw our request that the staff concur in our position on JCI's ability to exclude the Proposal pursuant to Rule 14a-8(i)(10) under the 1934 Act.

Please do not hesitate to call me at (414) 297-5678 if you have any questions relating to this matter.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided for that purpose.

Very truly yours,

Patrick G. Quick

Enclosures

cc: John P. Kennedy
Jerome D. Okarma
Johnson Controls, Inc.

Sr. Susan Mika
Benedictine Sisters Charitable Trust

Sister Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word

Donna Meyer
Christus Health



Benedictine Sisters
P.O. Box 28037
San Antonio, TX 78228
210-348-6704 phone
210-348-6745 fax

October 31, 2003

RECEIVED
2003 NOV 13 AM 10:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Grace Lee
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Grace Lee,

This letter is to inform you that the filers of the 2004 stockholder resolution asking Johnson Controls Inc. to publish a Sustainability Report has been withdrawn. The filers are working out the particulars with Jerry OKarma from Johnson Controls Inc.

Attached is the withdrawal letter to the company.

Thank you for your attention to this matter.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika
Corporate Responsibility Program

cc: David Schilling
Paul Neuhauser
Jim Donovan



Benedictine Sisters

Charitable Trust
P.O. Box 28037
San Antonio, TX 78228
210-735-4988 phone
210-735-2615 fax

October 16, 2003

RECEIVED
2003 NOV 13 AM 10:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

John Kennedy
Corporate Secretary
Johnson Controls
5757 North Green Bay Avenue
Milwaukee, WI 53201-0591

Dear John Kennedy,

It was good to meet with Mark Chatelain and Jerry Okarma on October 3, 2003 in New York. Antonia Brown, Jim Donovan, John Gonzalez, Sr. Laurie Michalowski, David Schilling and I felt that we had a worthwhile discussion on the 2004 stockholder resolution, asking for a Sustainability Report.

We are encouraged that Johnson Controls will publish a Sustainability Report in January 2004. We gave you our comments on the draft you shared. We were willing to give more feedback on the next draft. However, Mark shared that the timeline for publication is too tight from JCI's end. They shared that the company was thinking of doing a Sustainability Report in about five years. Last year's resolution which we filed asking the company to publish a Sustainability Report was a catalyst for doing a report sooner.

We shared with you the Human Rights Criteria Checklist which ICCR members are currently compiling. We would like to discuss this at the next meeting. We continue to hone our thoughts and ways to get at the question of how to make sure companies have comprehensive, transparent human rights policies and practices in place that are verifiable and reported to shareholders and the public.

We shared with you the information on the maquiladora Plant #2 in Reynosa. Jerry Okarma has been following up to see what might be done.

Donna Meyer representing Christus Health System, Sr. Lillian Healy representing the Sisters of Charity of the Incarnate Word in Houston and myself, representing the Benedictine Sisters Charitable Trust will withdraw the 2004 resolution, asking the company to publish a Sustainability Report. We will have someone representing us at the JCI annual meeting. After the JCI November board meeting, we would appreciate the information on the date, time and place of the meeting.

We are looking forward to a productive dialogue on issues of common concern that we believe will help Johnson Controls improve on its social, environmental and economic performance and find effective ways to communicate its progress to its shareholders and stakeholders.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika
Corporate Responsibility Program

cc: Vidette Bullock-Mixon
David Schilling
Jim Donovan
Sr. Lillian Healy
Donna Meyer
John Gonzalez
Fr. Mike Crosby
Sr. Laurie Michalowski

Benedictine Sisters

Charitable Trust
P.O. Box 28037
San Antonio, TX 78228
210-735-4988 phone
210-735-2615 fax

October 16, 2003

John Kennedy
Corporate Secretary
Johnson Controls
5757 North Green Bay Avenue
Milwaukee, WI 53201-0591

Dear John Kennedy,

It was good to meet with Mark Chatelain and Jerry Okarma on October 3, 2003 in New York. Antonia Brown, Jim Donovan, John Gonzalez, Sr. Laurie Michalowski, David Schilling and I felt that we had a worthwhile discussion on the 2004 stockholder resolution, asking for a Sustainability Report.

We are encouraged that Johnson Controls will publish a Sustainability Report in January 2004. We gave you our comments on the draft you shared. We were willing to give more feedback on the next draft. However, Mark shared that the timeline for publication is too tight from JCI's end. They shared that the company was thinking of doing a Sustainability Report in about five years. Last year's resolution which we filed asking the company to publish a Sustainability Report was a catalyst for doing a report sooner.

We shared with you the Human Rights Criteria Checklist which ICCR members are currently compiling. We would like to discuss this at the next meeting. We continue to hone our thoughts and ways to get at the question of how to make sure companies have comprehensive, transparent human rights policies and practices in place that are verifiable and reported to shareholders and the public.

We shared with you the information on the maquiladora Plant #2 in Reynosa. Jerry Okarma has been following up to see what might be done.

Donna Meyer representing Christus Health System, Sr. Lillian Healy representing the Sisters of Charity of the Incarnate Word in Houston and myself, representing the Benedictine Sisters Charitable Trust will withdraw the 2004 resolution, asking the company to publish a Sustainability Report. We will have someone representing us at the JCI annual meeting. After the JCI November board meeting, we would appreciate the information on the date, time and place of the meeting.

We are looking forward to a productive dialogue on issues of common concern that we believe will help Johnson Controls improve on its social, environmental and economic performance and find effective ways to communicate its progress to its shareholders and stakeholders.

Sincerely,

S. Susan Mika

Sr. Susan Mika
Corporate Responsibility Program

cc: Vidette Bullock-Mixon
David Schilling
Jim Donovan
Sr. Lillian Healy
Donna Meyer
John Gonzalez
Fr. Mike Crosby
Sr. Laurie Michalowski

CHRISTUS Health.

October 31, 2003

Jerry Okarma
Johnson Controls Inc.
5757 North Green Bay Avenue
Milwaukee, WI 53201-0591

Dear Mr. Okarma,

I am hereby authorized to withdraw the resolution asking Johnson Controls Board of Directors to prepare a Sustainability Report at reasonable expense and share the report with shareholders by October 2004.

With regards,

Donna Meyer, Ph.D.
System Director – Community Health

DM:kg

(Via fax to Jessie Lochmann, Foley and Lardner at 414-297-4900)

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

November 7, 2003

Jerry Okarma
Chairperson and CEO
Johnson Controls
5757 North Green Bay Avenue
Milwaukee, WI 53201-0591

Dear Mr. Okarma:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston wishes to withdraw the shareholder resolution on Sustainability Reporting submitted to Johnson Controls for the 2004 annual meeting, and hereby, notify the corporation of this decision.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporation Responsibility

LAH/jch

cc: Sister Susan Mika, OSB Benedictine Sisters
Jessie Lochmann, Foley and Lardner

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CLIENT/MATTER NUMBER
041515-0101

September 18, 2003

VIA FEDEX

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted to Johnson Controls, Inc. Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

On behalf of Johnson Controls, Inc., a Wisconsin corporation ("JCI"), we hereby notify the Securities and Exchange Commission (the "Commission") that JCI intends to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a shareholder proposal and related statement of support (the "Proposal") received from the Benedictine Sisters Charitable Trust, Christus Health and Congregation of the Sisters of Charity of the Incarnate Word (collectively, the "Proponents").

On behalf of JCI, and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby file six copies of the following:

(i) this letter, which contains JCI's reasons as to why JCI may properly omit the Proposal in its entirety from the Proxy Materials; and

(ii) the Proposal that JCI received from the Proponents, attached hereto as Exhibit A.

We are simultaneously providing the Proponents with a copy of this letter in accordance with Rule 14a-8(j).

We respectfully request that the Staff of the Division of Corporation Finance of the Commission (the "Staff") advise JCI that it will not recommend any enforcement action to the Commission if JCI omits the Proposal from its Proxy Materials. JCI has advised us that it currently intends to file its definitive Proxy Materials with the Commission on or about December 8, 2003.

I. HISTORY AND SUMMARY OF THE PROPOSAL

The Proposal requests that JCI's Board of Directors prepare a "sustainability report" at reasonable expense and provide a summary of the report to shareholders by October 2004. The Proposal states that the sustainability report should include:

"1. The company's operating definition of sustainability.

2. A review of current company policies and practices related to social, environmental and economic sustainability.

3. A summary of long term plans to integrate sustainability objectives throughout company operations."

One of the Proponents submitted an identical proposal to JCI on August 8, 2002 for inclusion in JCI's proxy materials for its 2003 Annual Meeting of Shareholders held in January 2003, and JCI included that sustainability report proposal in its 2003 proxy materials. The proposal received less than 10% of the vote at the 2003 Annual Meeting of Shareholders, and JCI expects that if it is required to include the Proposal in its Proxy Materials this year, the Proposal will attract a similar vote. Nevertheless, JCI has determined to prepare a sustainability report, and JCI will have completed such report by the time of the 2004 Annual Meeting of Shareholders, simultaneously posting the report on its website for review by shareholders and others, thus rendering the Proposal moot.

II. THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14A-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. Rule 14a-8(i)(10) does not require a company to "fully effect" a shareholder's proposal by implementing each and every element of the proposal at issue. Rather, the Staff has granted no-action relief when the essential elements of a shareholder proposal have been implemented. *See, e.g., AMR Corporation*, 2000 SEC No-Act. LEXIS 569 (Apr. 17, 2000); *American HomePatient, Inc.*, 2000 SEC No-Act. LEXIS 528 (Apr. 12, 2000); *General Motors Corporation*, 1996 SEC No-Act. LEXIS 297 (Mar. 4, 1997). Because JCI has taken many significant steps towards implementing the Proposal and will have substantially implemented the Proposal by the time of its 2004 Annual Meeting of Shareholders, JCI may omit the Proposal from the Proxy Materials. According to the Commission, the Rule 14a-8(i)(10) exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). As discussed below, JCI management will have completed the sustainability report by the time of JCI's Annual Meeting of Shareholders to be held on January 28, 2004 and will at that time post the report on its website for review by shareholders and others. Including the Proposal in the Proxy Materials will, therefore, draw shareholders' attention away from other important matters to focus on a moot proposal.

Management has already taken many significant steps towards completion of a sustainability report, including the following:

1. In Fall 2002, management met with one of the Proponents to better understand its objectives concerning a sustainability report.

2. In January 2003, management began the process of drafting a sustainability report. At that time, JCI assigned the company's Director of Corporate Environmental, Safety and Health to oversee the preparation of the report. He has dedicated countless hours to coordinating with JCI's communications department as well as management at various JCI business units around the world to ascertain and uncover the information relevant to the preparation of the report. JCI also hired an outside consulting firm to assist with the content, format and layout of the sustainability report.

3. JCI has already prepared and revised drafts of its report. Its report follows Global Reporting Initiative guidelines and is structured according to JCI's "Core Values," which is how JCI communicates sustainability to its employees. The current draft of JCI's sustainability report is attached hereto as Exhibit B.

4. Additionally, on July 30, 2003, management sent a copy of the draft report to Proponents for their review and invited comments. In the related cover letter, JCI confirmed that it will publish its sustainability report in January 2004.

5. Furthermore, JCI management has arranged a meeting with the Proponents to discuss the draft sustainability report and their comments regarding the report. This meeting is scheduled to occur on October 3, 2003 at the offices of the Interchurch Center in New York City.

In sum, JCI has already expended significant financial resources and hundreds of hours of management time in connection with the preparation of the sustainability report and will expend much more time and money in connection with the report's completion.

In addition to the significant steps that management has already taken towards the completion of its sustainability report, JCI has advised us that at the next meeting of JCI's Board of Directors (the "Board"), scheduled for September 24, 2003, management will ask the Board to approve a resolution directing management to publish the sustainability report by January 2004. A draft Board resolution is attached to this letter as Exhibit C. We plan to supplement this letter after the Board meeting to confirm to the Staff that the Board has formally directed JCI's management to publish the sustainability report. We are filing this letter now to comply with the requirement under Rule 14a-8(j) that requests to exclude a shareholder proposal be filed not less than 80 calendar days prior to the filing of the definitive Proxy Materials.

We note that although the sustainability report has not yet been published and the Board resolutions have not yet been passed, the Staff is not barred from granting no-action relief. The Staff has historically granted relief based on actions that were to occur after the deadline for filing a request for no-action relief, but before the date of the relevant company's annual shareholders meeting. *See Intel Corporation*, 2003 SEC No-Act. LEXIS 424 (March 11, 2003); *Masco Corporation*, 1999 WL 176941 (March 29, 1999). In both *Intel* and *Masco*, requests for no-action relief were based on corporate actions anticipated to occur after the filing of the request for no-action relief; more specifically in those particular cases, the actions were board approval of resolutions that effectively substantially implemented the shareholder proposals. Once the respective boards of directors of Intel and Masco met and approved the relevant board resolutions, both companies filed supplementary letters informing the Staff of such implementation, and the Staff granted no-action relief based solely on mootness. Similarly, JCI's request for no-action relief is based on corporate actions, both of management and the Board, that will occur after the filing of this letter but before JCI's 2004 Annual Meeting of Shareholders. Specifically, JCI expects its Board to approve a resolution directing management to complete and publish the sustainability report by the date of JCI's 2004 Annual Meeting of Shareholders. Because the sustainability report will be published by the date of JCI's 2004 Annual Meeting of Shareholders, exclusion of the Proposal from JCI's Proxy Materials is consistent with the Commission's statement that the purpose of Rule 14a-8(i)(10) is to "avoid . . . shareholders having to consider matters which have already been favorably acted upon by management."

III. CONCLUSION

Based on the above, we respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action to the Commission if JCI omits the Proposal from its Proxy Materials in accordance with Rule 14a-8(i)(10). Because JCI believes Board approval and subsequent publication of the sustainability report in January 2004 substantially implements the Proposal pursuant to Rule 14a-8(i)(10), and may be excluded for that reason alone, JCI has determined not to elaborate further in this letter on additional bases for exclusion of the Proposal. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (414) 297-5678.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided ~~for that purpose.~~

Very truly yours,

Patrick G. Quick

cc: John P. Kennedy
Johnson Controls, Inc.

Jerome D. Okarma
Johnson Controls, Inc.

EXHIBIT A

Sustainability Report to Shareholders

Whereas, the global economy challenges corporations to create sustainable business relationships by participating in the sustainable development of communities in which they operate. The World Commission on Environment and Development defined sustainable development as "development which meets the needs of the present without compromising the ability of future generations to meet their own needs." (Our Common Future, 1987)

We believe the ability of corporations to continue to provide goods/services in our interdependent world depends on their acceptability to the societies where they do business. Corporate citizenship goes beyond the traditional functions of creating jobs and paying taxes, to include corporate practices designed to protect human rights, worker rights, land and the environment.

According to Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (*e.g.,* clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns." (www.sustainability-index.com; March 2000)

Concerned investors evaluate companies on their financial, environmental and social performance – the triple bottom line. Some companies have published sustainability reports and are taking a long-term approach to creating shareholder value through embracing opportunities and managing risks derived from economic, environmental and social developments. We believe sustainability reporting should be included in our company's annual report.

The number of companies publishing sustainability reports is increasing. In 2000, there were about 25 global sustainability reports. By September 2002, that number had more than doubled to about 60 reports. ("Trends in Reporting;" NextStep Consulting, Nov. 13, 2002; CorporateRegister.com).

As trust in multinational corporations hits new lows, sustainability reporting potentially offers real opportunities for companies to rebuild that trust, according to the latest report by SustainAbility and the United Nations Environmental Programme ("Trust us: The 2002 Global Reporters Survey of Corporate Sustainability Reporting," November 2002).

We believe corporate sustainability includes a commitment to pay a sustainable living wage to employees. Workers need to have the purchasing power to meet their basic needs. A purchasing power study conducted in 15 cities in Mexico found that it takes four to five Mexican minimum wages to support a family of four (*Making the Invisible Visible*, Center for Reflection Education and Action, June 2001). We believe paying sustainable wages contributes to community development and employee loyalty to the company.

The sustainability of corporations, we believe, is connected to the economic sustainability of their workers and the communities where corporations operate and sell products. Effective corporate policies can benefit both communities and corporations.

Resolved: shareholders request the Board of Directors to prepare at reasonable expense a sustainability report. A summary of the report should be provided to shareholders by October 2004.

Supporting Statement

We believe the report should include:

1. The company's operating definition of sustainability.

2. A review of current company policies and practices related to social, environmental and economic sustainability.

3. A summary of long-term plans to integrate sustainability objectives throughout company operations.

EXHIBIT B

Draft of the Sustainability Report

Johnson Controls Inc.
Sustainability Report
2003

Table of Contents

Introduction

A Message from John M. Barth, President and CEO

Today's societies and today's investors set high expectations for corporate citizens. They expect these businesses not just to earn a profit and provide high-quality jobs but to set high standards of environmental responsibility and social consciousness – and to document that they have done so. In that spirit, Johnson Controls presents this 2003 Sustainability Report, prepared with attention to Sustainability Reporting Guidelines set by the Global Reporting Initiative (www.globalreporting.org).

We welcome the opportunity to measure ourselves against rising global expectations, because for years we have set high expectations for ourselves. Johnson Controls has long measured itself against what today is often called the "triple bottom line" of financial, environmental and social excellence. In fact, the corporate Vision that we formalized for our 100th anniversary in 1985 – and that guides our company today – embodies the spirit of the GRI reporting principles. Accordingly, we have chosen to organize this report around the creed and five core values contained in our Vision statement.

We define sustainability through our values. Every policy within Johnson Controls flows from our values, which define our corporate culture. Among other things, our values constitute a formal commitment to conscientious citizenship. They commit our company and everyone in it to environmental progress, safe work environments, and policies and practices that fully embody the responsibility, integrity, and decency required of free enterprises that wish to earn and maintain the confidence of societies.

How strong is our "triple bottom line"? We encourage readers of this report to decide for themselves.

Social. We are a major global employer, providing 111,000 good jobs at more than 500 locations worldwide. We measure up well against all major benchmarks of social consciousness. For example, we make it a top priority to draw employees from a rich and diverse talent pool, and we treasure the unique contributions of all types of people from all over the world. People who join our team find an organization that values them, treats them with respect, and constantly invests to help them learn and take on new challenges. Our belief in diversity extends to our business partners: in the U.S. alone, we purchase more than $1 billion in goods and services annually from diverse suppliers, including companies owned by minorities and women. We also give our people safe, healthful places to work. Lost-time injuries at our United States facilities have decreased by more than one-half since 1995 and are far below national averages. We set the same high standards for safety and for our environmental performance at all our locations around the world. Outside the plant or office, our people give freely of their time, skills and energy to improve and strengthen the hundreds of communities we call home.

Environmental. Our businesses, by their very nature, contribute to environmental quality. The products we make and the services we deliver help customers save energy, reduce pollution, waste less and recycle more. In office buildings, schools, hospitals, factories and stores, our control systems and services improve energy efficiency. We also help building owners keep indoor air clean and healthy, use environmentally safe supplies, recycle materials and equipment, and handle wastes safely and responsibly. In our automotive businesses, we work to improve the environmental performance of cars. We look for ways to reduce the weight of seats and other interior systems, helping to reduce fuel consumption without compromising safety. The lead-acid automotive batteries we make are the most recycled consumer product in the world. In our own operations, we strive to make our products earth-friendly; our factories and offices environmentally benign.

Economic. Our commitment to exceeding customer expectations has led us to many years of consistent growth and financial success. Our 2003 sales reached US$XXX billion. Fiscal 2003 was our 57th consecutive year of increased sales, our 13th consecutive year of increased earnings, and our 28th consecutive year of greater dividends paid to shareholders. We have paid dividends every year since 1887. Our annual report to shareholders provides much greater detail of our financial performance.

Using the GRI guidelines, we offer our customers, shareholders, employees and citizens at large a more detailed and more complete look at our overall performance across a wide range of issues. The GRI process is healthy in that it encourages us to look at our business holistically. The process is also demanding, especially for a company like ours, operating in hundreds of locations domestically and in dozens of other nations, all with different expectations for reporting on social, environmental and economic performance.

In preparing this report, have provided our 2003 results as completely and accurately as we can with the data now available. Along the way, we identified opportunities to provide more comprehensive data in future Sustainability Reports. I encourage you to read this report and judge for yourself how well we live up to our financial, environmental and social responsibilities.

Sincerely,

John M. Barth
President and CEO

Who We Are

Johnson Controls, Inc., is a global market leader in automotive systems and facility management and control. In the automotive market, it is a major supplier of integrated seating and interior systems, and batteries. For non-residential facilities, Johnson Controls provides control systems and services including comfort, energy and security management. Founded in 1885, the company has headquarters in Milwaukee, Wisconsin, USA. Its sales for 2003 totaled $xx billion. Additional background on the company's business can be found in the 2003 annual report to shareholders at www.johnsoncontrols.com.

Automotive Systems Group

The Automotive Systems Group produces interior systems for passenger cars and light trucks for all of the world's major automakers at approximately 200 locations in the United States and XX other countries. The company is also the largest supplier of automotive batteries in the world for both the replacement and original equipment markets, with manufacturing sites in North America, South America and Europe. The company operates XX battery sites throughout the world.

Major customers for interior systems include DaimlerChrysler, Fiat, Ford, General Motors, Honda, Mazda, Mitsubishi, Nissan, PSA/Peugeot Citroen, Renault, Toyota and Volkswagen.

Our automotive interior products include:

- Complete seating systems and components
- Cockpit systems, including instrument clusters, information displays and body controllers
- Overhead systems, including headliners and electronic convenience features
- Floor consoles
- Door systems
- Engine electronics

The interiors business operates 76 assembly plants that supply complete seats and other components on a "just-in-time" basis. We assemble the components to specific order and deliver them on a precise schedule directly to the customers' assembly lines where vehicles are built.

In the past several years, the interiors business has grown substantially through internal growth aided by strategic acquisitions. In fiscal 2003, Johnson Controls expanded its capabilities in vehicle electronics by acquiring Borg Instruments AG of Germany. In 2003, interior systems made up XX percent of total Automotive Systems Group sales.

Batteries generate X percent of Automotive Systems Group sales. Johnson Controls is the largest automobile battery supplier in North America, South America and Europe, selling primarily under private label to replacement battery retailers and distributors and to automobile manufacturers as original equipment. Major replacement battery customers include Advance Auto, AutoZone, Costco, Interstate Battery System of America, Pep Boys, Sears, and Wal-Mart (Need SA and

Europe customers). Original equipment batteries are manufactured for DaimlerChrysler, Ford, Honda, Nissan, PSA, Toyoa and Volkswagen.

We manufacture batteries and plastic battery containers at 14 plants in the United States and XX plants in Germany, and through partially-owned affiliates in Brazil, India and Mexico.

Controls Group

Controls Group offerings help create comfortable and safe building environments that maximize productivity and equipment reliability while reducing costs. Customers include thousands of schools and colleges, healthcare facilities, commercial office buildings, pharmaceutical labs, manufacturers, government agencies, airports, and other non-residential buildings around the world.

Johnson Controls engineers, manufactures, installs and services control systems that regulate heating, cooling, ventilation, refrigeration, lighting, security, fire protection, and other functions. Our Metasys® facility management system automates mechanical systems to keep people comfortable while also keeping energy usage to a minimum. The system helps facility managers monitor and control multiple building functions from a single workstation. It also collects and reports information that helps building managers make better decisions about the operations of their facilities.

The Controls Group provides a wide range services that reduce costs and improve building performance, including energy management, performance contracting, and remote monitoring and diagnostics of customer sites. Through its facility management offering, Johnson Controls employees repair, maintain and operate mechanical and electrical systems and manage providers of custodial, foodservice, landscaping and services on behalf of customers--typically multi-national corporations, institutions and government agencies. The company manages more than one billion square feet at some 300 worldwide locations under facility management contracts.

The Controls Group manufactures electric and electronic products for sale to manufacturers, wholesalers and distributors of air-conditioning, refrigeration and commercial and residential heating equipment. We make these products at two locations in the United States and six in other countries.

(INCLUDE PIES OF:

- GEOGRAPHIC BREAKDOWNS
- BUSINESS SALES BREAKDOWNS)

International Operations

Johnson Controls is a global company with administrative, manufacturing and assembly plants, service offices and facility management sites in more than 60 countries. Here is a summary of our international presence:

The Automotive Systems Group has manufacturing facilities in XX countries worldwide. It has wholly- and majority-owned interior systems and/or battery manufacturing facilities in Argentina, Australia, Austria, Belgium, Brazil, Canada, the Czech Republic, France, Germany, Hungary, India, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, Poland, Portugal, Singapore, Slovakia, Slovenia, South Africa, Spain, Sweden, Thailand and the United Kingdom. The business also has partially-owned affiliates in Asia, Europe and South America. Licensing and joint venture arrangements are also in place with certain manufacturers of batteries and automotive parts outside the United States.

The Controls Group operates fully staffed sales offices delivering engineering, installation, and services. Offices are located in Australia, Austria, Belgium, Brazil, Canada, China, the Czech Republic, Denmark, Finland, France, Germany, Greece, Hong Kong, Hungary, India, Israel, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, Norway, the Philippines, Poland, Portugal, Russia, Saudi Arabia, Singapore, Slovakia, South Africa, Spain, Sweden, Switzerland, Thailand, Turkey, United Arab Emirates and the United Kingdom. The Controls Group also markets products through distributors represented in about 40 countries. The Controls Group has manufacturing sites in China, Germany, Italy, Mexico and the Netherlands and has joint ventures in Argentina, Brazil, Canada, China, France, Hong Kong, Hungary, Italy, Japan, Kuwait, Malaysia, Philippines, Poland, Portugal, Spain, South Africa, Thailand and the United Arab Emirates.

A Look at Johnson Controls Operations

We operate from more than 500 locations in more than 60 countries. Our operations are diverse, but in general they fall into four categories:

Headquarters and engineering offices. These include our corporate offices in Glendale, Wis. (800 employees), our Controls headquarters in Milwaukee Wis., (1,100 employees) and Essen, Germany (XXX employees), and our Automotive Systems Group headquarters in Plymouth, Mich. (2,500 employees) and Burscheid, Germany (XXX employees). Goals for these facilities include responsible use of energy, recycling of office materials and equipment, and provision of comfortable, healthful working conditions.

Manufacturing plants. We produce seating and interior system components at XX plants globally. These plants, with a total of about XXXX employees, produce metal parts, foam seat cushions and electronic components. Goals for these facilities include........ We produce controls components such as water and gas valves and electronics at five plants globally, with a total of XXXX employees. Goals for these facilities include.......... Automotive batteries are manufactured at XX locations globally, with a total of about 5,000 employees. Goals include the responsible and efficient handling and recycling of lead, and the protection of employees from exposure to lead on the job. (COUNT OR MENTION JOINT VENTURE LOCATIONS?)

Assembly plants. In 55 plants, with about 54,000 employees around the world, we receive components made by our own plants and outside suppliers and assemble them into finished systems for automotive interiors. At three plants with XXXX employees we assemble controls systems. Major goals include the minimization of waste and the prevention of workplace injuries.

(INCLUDE BATTERY FORM/FILL/ DISTRIBUTION LOCATIONS HERE OR IN MANUFACTURING?)

Service offices and facility management sites. Our controls sales and service personnel work from hundreds of offices around the world, delivering solutions that help building owners improve operating efficiency and provide safe, comfortable, productive work environments. In addition, our facility management personnel manage and operate numerous customer buildings and campuses totaling some 1.5 billion square feet of space. Goals include efficient use of supplies and materials, reuse or resale of equipment, recycling of wastes, earth-friendly landscaping practices, and maintenance of pleasant, safe and healthful working conditions. Approximately 30,000 employees work in these locations.

For representative examples of these facilities' performance, see the Metrics section of this report.

Reporting Scope

Johnson Controls prepared this report using the Global Reporting Initiative (GRI) 2002 Sustainability Reporting Guidelines. The Index on page XX shows the GRI elements included here. Some GRI-listed information is not disclosed due to competitive sensitivities. In other instances, data is not currently available. We expect future Sustainability Reports to include more data on our environmental, social and economic performance as we continue to develop the systems to collect, process and present information in the public interest.

We have not included In-depth financial data about our company in this report. That information is publicly available in our Annual Reports and in the Form 10K/A we provide to the United States Securities and Exchange Commission. These reports are independently audited by PricewaterhouseCoopers LLP.

Structure And Governance

Governance Structure and Management Systems

Johnson Controls is a publicly owned company governed by a Board of Directors. The corporate governance committee of the Board of Directors is empowered by its charter to continuously review the company's corporate governance practices against those of other public companies and those recommended by the investment community, and to make recommendations to the board to assure the company's leadership in this area. The committee regularly:

- Reviews guidelines or practices adopted by other leading public companies
- Reviews surveys and trend information published by academia and the investment community
- Reports on investor forums dealing with governance and on the written policies of institutional investors.
- Periodically makes contacts directly to some of the company's largest institutional investors to solicit their views on specific governance issues.
- Annually reviews the company's proxy results and any voting trends apparent from the overall proxy season of other public companies.

The committee reports its findings and recommendations for action by the board.

These guidelines are made available on the Johnson Controls web site, and written copies are provided upon request.

Shareholder Resolutions

For more information on shareholder resolutions and management recommendations on proxy votes, readers may refer to the proxy statement on the Johnson Controls web site.

Board of Directors

The Johnson Controls Board of Directors represents the diverse range of viewpoints and expertise needed to manage strategic direction and environmental and social risks and opportunities. The board and management believe the company must assume a leadership position in corporate governance to fulfill its mission to exceed the increasing expectations of customers and shareholders. To that end, the company maintains an independent Board of Directors, using standards that include New York Stock Exchange definition for "independence." A substantial majority of the board must meet the definition of independent. A director is not generally considered independent if he or she is, or in the past five years has been:

- Employed by Johnson Controls or an affiliate
- An employee or owner of a firm that is one of the company's or an affiliate's paid advisers or consultants
- Employed by or a partner or owner of a significant customer or supplier.

- Covered by a personal services contract with the company or with any executive officer or affiliate of the company
- An employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endorsements from the company or its affiliates
- A relative of an executive of the company or an affiliate

The board on an on-going basis determines whether each director is independent, and reports it determinations in the proxy statements. The board's audit, compensation, pension and benefits and corporate governance committees consist entirely of independent directors. The executive committee consists of five directors, three of them independent.

Board Diversity. The 12 member Board includes one woman, two African-American males and one Hispanic male.

Board selection and succession. The corporate governance committee sets qualifications and a selection procedure for directors. Selection criteria include skills, professional experience, independence, diversity, technical capabilities, and international and industry experience. The Board is composed of qualified individuals who reflect diversity of experience, gender, race and age. Each committee has written procedures and a written charter that specifies its responsibilities and scope. The board selects its own new members. The corporate governance committee screens candidates with direct input from the chairman and CEO. The board has established a retirement age of 70 for directors.

Board operation. Directors receive written agendas and supporting materials in advance of meetings and receive interim financial and operational reports monthly. The board has full authority to retain financial, legal or other consultants. The board has complete access to company management and seeks their input in regular presentations. Management presents strategic plans to the board at an annual two-day meeting. The board discusses the strategic plans in executive session (without management present) and approves or rejects them by formal resolution.

Board compensation. Management annually reports to the corporate governance committee on the board's compensation in relation to other public companies, using the published studies. The committee recommends changes for action by the full Board. The board believes that the compensation system should align the directors' interests with those of shareholders. To this end, up to half of the board's annual retainer is paid in company stock.

Management compensation. The compensation committee meets annually in executive session to set goals for the CEO and to evaluate his or her performance. The board also acts on the committee's recommendations in setting compensation for management. The committee retains an independent outside expert to compare the company's executive compensation with that of similar public companies. The committee also reviews annually whether such compensation programs are effectively structured to be performance-based and to align executives' interests with those of shareholders. The committee also annually considers the company's succession plans for key positions and its management development programs.

Board stock ownership. The corporate governance committee sets guidelines for ownership of stock by directors and periodically compares these with the guidelines of comparable public companies.

Board ethics. The directors must certify annually their compliance with the company's ethics policy. Any officer's or director's request for a waiver or exception to the ethics policy is submitted in writing to the corporate governance committee, which considers the request and makes a recommendation to the full board. The director requesting the waiver is excluded from all meetings and votes on the matter. In addition, procedures are in place for employees to report questionable accounting policies or practices directly and anonymously to the audit committee.

Complete information about board structure, policies and practices is available on the Johnson Controls web site.

Certifications and Recognition

Governance Ratings

In 2002, Governance Metrics International (GMI) ranked Johnson Controls among the five companies with the best corporate governance practices. GMI gave Johnson Controls an overall rating of 10.0 out of a possible 10.0 points, and indicated particularly noteworthy performance in board accountability, financial disclosure and internal controls, and corporate behavior. GMI reported that Johnson Controls takes corporate governance seriously and takes extensive measures to ensure that its board and senior management operate in concert with the interests of investors. Among factors contributing to our high rating was that 10 of our 12 directors are independent. GMI also noted that our company had an audit committee charter before the Sarbanes-Oxley corporate reform bill required it, has no unusual voting requirements, has a totally independent compensation committee, and has no takeover defenses that go beyond the norm.

Another rating company, Institutional Shareholder Services (ISS) stated that Johnson Controls practices outperformed 72.1 percent of the companies in the S&P 500 and did better than 95.7 of automobile and components companies in the industry peer group comparison.

Socially Responsible Investment

Johnson Controls is listed on several social responsibility stock indexes, including:

- FTSE 4Good Index, a stock index joint venture of the Financial Times newspaper and the London Stock Exchange.
- Domini 400 Social Index, a listing maintained by the U.S. based social responsibility consultant KLD Research and Analytics, Inc.

In addition, several premier socially responsible investment funds feature Johnson Controls in their portfolios. They include:

- Innovest Strategic Value Advisors, Inc., an international investment advisory firm, ranked Johnson Controls as the top company in its 2002 report on relative corporate environmental performance among companies in the United States, Europe, and Japan.
- Storebrand Investments, a leading Scandinavian financial services company with more than 20 billion euros under management, reported that Johnson Controls "scored well above average" in its social responsibility assessment.

Financial Reporting: Structure and Responsibilities

Senior Financial Officers

Johnson Controls' principal executive officer, principal financial officer, principal accounting officer or controller, or any person performing similar functions must engage in honest and ethical conduct, including the ethical handling of apparent conflicts of interest between personal and professional relationships. These officers must avoid conflicts of interest, including disclosure to the Audit Committee of any material transaction or relationship that reasonably could give rise to such a conflict.

Johnson Controls requires full, fair, accurate, timely, and understandable disclosure in reports, documents and any other public communications. In addition, all Johnson Controls employees must comply with applicable laws, rules and regulations. Any employee may anonymously report to the Audit Committee on violation of the company's ethics policy by a company officer or any person performing similar functions. Reports can be made by calling 866/444-1313 (678/366-6294 outside the United States and Canada), a hotline maintained by an independent third party vendor. Adherence to these standards is a condition of employment; violations are taken seriously and result in disciplinary action.

Johnson Controls management has primary responsibility for the consolidated financial statements and other information included in its annual report and for making sure the data fairly reflect the Company's financial position and results of operations. The company's system of internal control is designed to provide reasonable assurance that company assets are safe from loss or unauthorized use or disposition. This system is augmented by careful selection and training of qualified personnel, a proper division of responsibilities, and use of written policies and procedures.

An internal audit program monitors the effectiveness of this control system. The Audit Committee of the Board of Directors reviews audit plans, internal controls, financial reports and related matters and meets regularly with the internal auditors and independent accountants. The Audit Committee operates as specified in its charter and has appropriate funding to exercise its authority. This includes the ability to retain independent legal, accounting or other advisors as necessary.

The audit committee meets with management, the internal auditors and the independent accountant in separate executive sessions at least quarterly and makes regular reports to the board. The committee encourages management to communicate the importance of internal control and to ensure that all employees are aware of the company's internal control policies and procedures. The committee also reviews and discusses with management the implementation of internal control recommendations made by internal auditors and the independent accountant. Additionally, the committee periodically reviews with management the status of major information technology plans and their potential effect on internal controls.

An independent review by Governance Metrics International (GMI) reported that the Johnson Controls audit committee has far greater latitude than those of many other companies.

Disclosure Policy

Johnson Controls, Inc. is committed to providing timely, consistent and accurate information to the public consistent with legal and regulatory requirements, including Regulation FD. The company's disclosure policy is designed to provide investors material information when required or voluntarily released in a broad, non-exclusionary fashion. It covers disclosures in SEC filed documents and written statements made in the company's annual and quarterly reports, news and earnings releases, letters to shareholders, speeches by senior management and information provided by the company on its Internet Web site. In addition, it covers oral statements made in group and individual meetings with analysts and investors, phone calls and webcasts with analysts and investors, and interviews with the media as well as press conferences and all other communications of material information reasonably likely to be transmitted directly or indirectly to the public.

Sustainability Performance

The following sections describe our economic, social and environmental performance. We have aligned information about our performance with our corporate creed and values, which in turn reflect the spirit of the Global Reporting Initiative.

CREED
We believe in the free enterprise system. We shall consistently treat our customers, employees, shareholders, suppliers and the community with honesty, dignity, fairness and respect.

The Johnson Controls Creed is the basis for managing our relationships with all our stakeholders, including suppliers. It encompasses our feeling of community in each geographic area where we operate.

Stakeholder Engagement

Defining Major Stakeholders

Our stakeholders are similar to those of other major corporations. They encompass interested parties internal and external to the company and include:

- Customers and consumers
- Employees and their families
- Retirees
- Shareholders and investor groups
- Suppliers and contractors
- Neighbors and community groups
- Regulators, legislators, and political leaders
- Non-governmental organizations (NGOs)
- Academia

Approaches to Consultation

Johnson Controls has established programs to foster open communication and cooperation with our stakeholders on environmental, social, and economic issues. We have an open-door policy, and we encourage interaction involving our company and a range of stakeholder groups. Besides inviting questions and comments, we pursue opportunities to partner with stakeholders. Incorporating the wisdom, concerns, and lessons of our stakeholders helps us manage our businesses more effectively.

We foster communications and dialogue with employees through a variety of initiatives, including cross-functional committees, state-of-the-business addresses, video and Web-based communications and publications.

Externally, we actively seek dialogue with stakeholders. For example, in fiscal 2003, we received more than XXX messages on www.johnsoncontrols.com. The messages included requests for information on our products, financial performance, environmental, health and safety programs and local involvement information.

(the above section seems like a stretch)

Use of Information

We use information from stakeholder contacts to help establish the company's goals, determine the scope and content of information we share with the public, and shape the company's programs and actions. For example, in developing this report and this web site, we shared draft material with key stakeholders, including socially responsible institutional investors, NGOs, academia, customers, suppliers, and employees from across the company.

Suppliers

Johnson Controls is committed to supplier diversity because it helps us expand our business and strengthens our vendor base. We have continually increased the amount we spend with diverse vendors. In fiscal 2003, we reached our goal to purchase at least $1 billion in goods and services from minority- and women-owned businesses. This represents more than 15 percent of our overall purchases of goods and services in 2003 and is nearly double the amount we purchased from diverse suppliers in 2002.

Purchases from Diversity Suppliers (millions of dollars)

1999	2000	2001	2002	2003
235	465	505	1,020	1,070

Our vendor base now includes more than 1,100 businesses owned and operated by minorities and women, representing more than 50 product and service categories. Our supplier diversity initiative is directed by senior management and is integrated with the corporate strategy. We accept certified minority and women-owned companies and those designated by government agencies as small or disadvantaged businesses.

As we make more purchases from diversity vendors, we expect our suppliers to do the same. We expect our Key Suppliers to buy at least five percent of their Johnson Controls sales volume from diverse firms. Participation in this program, called the Key Supplier Initiative, can affect a vendor's future business with us. Diversity purchases by each vendor are reported to Johnson Controls via the Internet.

Johnson Controls takes numerous steps to encourage diverse suppliers to do business with us and with our suppliers. For example, we:

- arrange joint ventures and business alliances between prime suppliers and minority vendors.
- offer management fellowships for minority business executives at Dartmouth College, the University of New Hampshire, and the University of Wisconsin-Madison.

- organize trade shows and other events to share best practices for rapid minority business development.
- develop joint ventures with diverse firms. Three of these joint ventures alone generate more than $500 million in annual revenue.
- host a web site that quickly introduces vendors to our plants, internal departments, and key suppliers.
- provide executive-level training for diversity firms.
- help vendors develop business plans that help them raise money, form strategic alliances with other suppliers, showcase new capabilities to our purchasing staff, and pursue market opportunities with our customers.
- mentor suppliers by forming "business modules" of 16 corporations and 20 diversity vendors, providing focused procurement opportunities.

We also hold monthly "Straight Talk" orientation sessions in major U.S. cities for diverse suppliers interested in participating in our program. The sessions explain the pre-qualification process and review our purchasing plans..

The company's supplier diversity success was recognized in 2003 when it was named to the Billion Dollar Roundtable, an organization comprised of the 12 U.S. corporations that spend more than $1 billion annually with minority- and women-owned businesses.

To celebrate achieving the billion-dollar purchasing goal and the tenth anniversary of its supplier diversity program, Johnson Controls hosted a Supplier Diversity Showcase. The educational event, attended by more than 200 customers, suppliers and national diversity business development officials highlighted examples of the company's best business practices and covered topics such as increasing diversity of domestic consumer markets, commercialization of minority business development, joint venture development and financial assistance programs. The event featured a trade show where diverse firms with national capabilities met with Johnson Controls purchasing teams and supplier diversity process owners.

Community

Our people give freely of their time, skills and energy to improve and strengthen the hundreds of communities we call home. Our community involvement programs provide structure and resources for volunteer efforts and recognition.

We encourage our employees to be involved in our communities. This involvement takes many forms. Thousands of Johnson Controls employees around the world volunteer time for activities such as tutoring children, preparing and serving meals to the homeless, and helping the elderly.

In the United States, the Johnson Controls Foundation supports charitable causes throughout the United States, contributing to nonprofit organizations mainly in communities where our company has a presence. Extra consideration goes to organizations in which our employees are involved and contribute their time or money. The Foundation's advisory board evaluated requests according to established policies and guidelines, which are available on the company's Web site. Recipients include health and service organizations, educational institutions and programs, culture and arts groups, and civic organizations and initiatives. The foundation supports the company's commitment to valuing diversity by contributing to culturally and ethnically diverse organizations.

The foundation also matches dollar for dollar the personal gifts of employees, retirees and members of the board of directors to culture and arts organizations, education organizations, and the United Way.

Johnson Controls Foundation Support to Charitable Organizations (millions of dollars)

2000	2001	2002	2003

(Pie chart showing how much goes to the various types of organizations?)

OVERALL COMPANY FINANCIAL SUPPORT? FOUNDATION + COMPANY-DIRECT?

Memberships

(This list needs revisiting/updating as part of the metrics gathering process. It is too Milwaukee-centric)

Johnson Controls helps sponsor diverse associations by way of memberships, partnerships, conferences, scholarships, banquets, luncheons, co-operatives, advisory services, program fees, job fairs, annual fund raisers, ad placements, and loaned executives. Our list of sponsored associations includes:

- Black Achievers
- Milwaukee Urban League
- Inroads, Step Up Program
- James Madison High School (Milwaukee, Wis.)
- The College Fund (UNCF)
- YWCA
- Project Equality
- National Association of Black Accountants (NABA)
- University of Chicago - African American Masters of Business Administration Association (AAMBAA)
- National Black MBA Association
- Delta Sigma Theta Sorority
- Milwaukee Courier
- Black Women's Network
- National Association for the Advancement of Colored People (NAACP)
- The Community Journal
- Leaders Forum
- Future Milwaukee
- Black Human Resource Associations (BHRA)

- United Way
- United Performing Arts Fund (UPAF)
- Minority Suppliers Council.

INTEGRITY
Honesty and fairness are essential to the way we do business and how we interact with people. We are a company that keeps its promises. We do what we say we will do, and will conduct ourselves in accordance with our code of ethics.

Policies

Johnson Controls has a long, proud history of being a good company — one that does its best to exceed the expectations of its customers, its employees, its suppliers and its communities. We are known as a company with integrity, that always tries to do the right thing. Since 1885, the products and services we deliver have changed, but the kind of company we are and the way we do business have not. Throughout the decades, our people have stood firm when our beliefs and values have been tested. We continue to uphold and extend our standards of ethical behavior.

Ethics Policy

Behaving ethically underlies the relationships we have with our customers, our shareholders, our communities, and each other. Our corporate creed, together with our statement of values, set forth our beliefs. Our ethics policy provides additional, specific guidance on what practices are appropriate for Johnson Controls employees. The policy addresses an array of situations are likely to encounter, though of course it cannot be all-encompassing. Employees' questions about situations not discussed in the policy are referred to the law, internal audit, or human resources department, or to the employee's supervisor.

Every year, we require a commitment to our ethics policy by employees worldwide. Employees use a Web-based educational program--translated into XX languages-- with training modules and tests tailored to their specific responsibilities.

The ethics policy encompasses:

- Reporting of risks from deficiencies in products.
- Keeping workplaces safe and healthy; reporting unsafe conditions.
- Honoring equal opportunity and diversity; maintaining workplaces free of harassment.
- Protecting the environment.
- Protecting employee privacy.
- Protecting the company's confidential information.
- Avoiding conflicts of interest.
- Using company funds, information and properly.
- Using company property and information properly.
- Using e-mail, Internet and other computing resources appropriately.
- Maintaining integrity in recordkeeping and accounting.
- Following proper guidelines for political and other contributions.
- Abiding by the rule of law.
- Protecting classified government or defense information.

- Observing anti-trust laws; competing fairly.
- Observing international business laws and restrictions.

Employee Grievance Procedures

The company's Ethics Hotline is a resource for any employee wishing to report suspected improper conduct within the company. Employees may contact the office anonymously or identify themselves with the assurance that their identity will be kept confidential. Employee hotlines are available for reporting possible ethics violations. Calls can be made anonymously to 866/444-1313 (678/366-6294 outside the United States and Canada). The hotline is operated by an independent third party vendor.

Political Contributions

a summary of lobbying/PAC data.--anything to report?

(I am not yet sure exactly where the following legal record table belongs within this section)

Legal Record

Johnson Controls Legal Record	2000	2001	2002	2003
Court decisions regarding cases pertaining to anti-trust and monopol regulations	0	0	0	0
Number and types of breaches of advertising and marketing regulati	0	0	0	0

CUSTOMER SATISFACTION

Customer satisfaction is the source of employee, shareholder, supplier and community benefits. We will exceed customer expectations through continuous improvement in quality, service, productivity and time compression.

Policies

Our mission is to "continually exceed our customers' increasing expectations." This commitment is founded on our belief that customer satisfaction is the source of employee, shareholder, supplier and community benefits. Satisfied customers enable us to employ people, provide a competitive return to shareholders, offer business to suppliers, and enhance our communities' standards of living. Striving to exceed the expectations of customers, rather than just meeting their requirements, is consistent with our corporate objective to be a market leader. We also recognize that customer expectations are always increasing; continuous improvement, therefore, is essential.

Every employee has internal customers (co-workers) and external customers (those who buy our products and services). While each customer has specific expectations, all expect quality, value and timeliness. Therefore, we strive for continuous improvement in quality, service, productivity and time compression. Only our employees can ensure that we exceed customer expectations. Management must involve all of them in the continuous improvement process and provide the education, training, time and resources they need to full our mission.

Structure and Responsibilities

Continuous improvement is integrated with virtually every aspect of being a Johnson Controls employee. We expect employees to identify opportunities to improve quality, service, productivity and time compression. Our focus on customer satisfaction is reflected in a wide variety of activities, including:

- New-employee orientation
- Employee training and development
- Goal setting and performance measurement
- Employee recognition, especially through the Chairman's Award for Exceeding Customer Expectations
- Employee compensation
- Customer feedback solicitation
- Strategic planning

We continue to incorporate new and better practices into our work culture.

Program and Procedures

Johnson Controls maintains a number of programs designed to improve quality and customer satisfaction. Details are provided in the "Improvement and Innovation" section of this report.

Broadly speaking, our customer satisfaction practices are based on a simple, four-step Continuous Improvement Process:

Phase 1: Understand customer expectations. We must know who our customers are and what they expect from us. We work with our customers to define their expectations precisely. Close and constant communication is vital.

Phase 2: Set goals. Exceeding expectations means delivering more than what the customer specified. Our product or service must also be better than the competitor's. Seeking out best practices from our own or other industries also helps us set improvement goals. Our goals establish the direction, level and speed of the desired improvement, as well as the resources required.

Phase 3: Execute. Once we set improvement goals, we act on them, measuring progress regularly.

Phase 4: Audit customer satisfaction. After we deliver a product or service, we ask customers to evaluate it, then use the feedback to decide how we can improve and to set new goals. We treat all customer comments as valid and handle them courteously and completely. We investigate all complaints and resolve them as expeditiously as possible.

Memberships

Johnson Controls is a member of many business associations whose activities foster customer satisfaction:

Need to update this information – get new awards, etc., as part of August metrics collection

Intellectual Property *(Not sure this is a good place for this; but can't find a better spot within the other Values)*

Johnson Controls seeks statutory protection for most intellectual property embodied in patents, trademarks and copyrights. Some intellectual property, where appropriate or possible, is protected by a contract, license, agreement or hold-in-confidence undertaking. The company owns numerous U.S. and foreign patents, the more important of which cover technologies and inventions embodied in current products, or used in the manufacture of those products. While patents are important to the and constitute a valuable asset, no single patent or group of patents is critical to the success of the business. The company from time to time grants licenses under its patents and technology and receives licenses under patents and technology of others.

Certifications and Recognition

(This section will be developed in August)

Performance Metrics

Part of August metrics collection

- Customer satisfaction metrics (honest relationships?)
- Service and supplier metrics – customer satisfaction surveys
- Productivity metrics

OUR EMPLOYEES

"The diversity and involvement of our people is the foundation of our strength. We are committed to their fair and effective selection, development, motivation and recognition. We will provide employees with the tools, training and support to achieve excellence in customer satisfaction."

Johnson Controls employs 111,000 people worldwide. Regardless of the business or part of the world, we strive to create pleasant, safe, healthful work conditions and a work climate that enables and encourages employees to reach their full potential. We value all of our people and recognize that each individual makes a unique contribution. It is our employees who make it possible for Johnson Controls to succeed.

Policies

Johnson Controls provides equal opportunities regardless of gender, religion, race, age, or ethnicity, sexual orientation, disability or religion. We believe respect for the dignity, rights and ambitions of all people is a cornerstone of business excellence. We treat all employees equitably regardless of local economic conditions, traditions and cultures. This applies to hiring, salary, benefits, advancement, discipline, termination, and retirement. In line with this, we follow these policies and practices:

- **Commitment to non-discrimination and diversity.** We recognize, value, and leverage differences in our people for competitive advantage. We foster culture in which everyone understands and values the similarities and differences among our employees, customers, and communities.

- **Commitment to employee opportunities and development.** Business success requires having the right person, in the right job, at the right time, with the right skills, with a clear understanding of how he or she contributes. We give our people the opportunities and resources they need to enhance their competencies, support our mission, and achieve personal success. We recruit talented and motivated people who wish to excel and are willing to compete, then give them clear, challenging and realistic performance expectations. Johnson Controls operates full-time educational institutes where thousands of employees each year enhance job skills and grow personally. These institutes focus mainly on enhancing job skills, but often provide employees with skills that benefit them outside the work environment. In many of our facilities in Mexico, for example, our employees receive instruction in mathematics and English.

- **Commitment to human rights.** We support universal human rights for our employees in accordance with applicable laws. We provide a work environment built on mutual respect. We do not tolerate harassment, discrimination, threats or acts of violence, intimidation or coercion. We permit no exploitation of children, physical punishment, abuse, or involuntary servitude. We do not use forced labor, including bonded, indentured or prison labor. The minimum work age of our employees is 15 (14 where the law allows) or the age for completing compulsory education where that age is greater than 15.

Commitment to local customs and diversity. Johnson Controls respects local customs, laws and practices affecting work schedules and places of work. We support programs to enhance employees understanding of cultural differences. Our business success as we've expanded around the world is testament to the success we've had in embracing diversity. Employees from diverse cultures and dozens of countries find success at Johnson Controls. This global diversity provides us with a greater range and variety of experiences and ideas, enabling us to deliver more value and innovation to customers. Diversity gives us the broad insight, flexibility and understanding to successfully serve customers across traditional national and cultural borders. We believe that we can deliver greater value to our customers if our employees and our supply chain reflect the diversity of our markets.

- **Commitment to fair compensation and benefits.** Our compensation and benefit plans are competitive with the markets we serve and reflect the performance of our business and the employee. As a minimum, compensation enables employees to meet their basic needs, improve their capabilities, and raise their social and economic opportunities._Employees receive at least the statutory minimum wage or the local prevailing industry wage, whichever is higher. They receive at minimum the legally mandated benefits. Except in extraordinary business circumstances, employees work no more than 48 hours per week and 12 hours overtime or hours established by local law, which ever is less. Workers receive one day off after working seven consecutive full-time days. Overtime compensation complies with applicable laws and, where no laws exist, employees are paid at least their regular hourly compensation. Employees receive full details on deductions for taxes, benefits, and other items. Wages are not deducted for disciplinary purposes.

- **Commitment to labor and management relations.** We respect employees' freedom of association, including the right to organize and bargain collectively under lawful procedures. The accompanying table summarizes union representation at our company.

Union Representation at Johnson Controls (format/granularity TBD)

	Employees Represented	
Unionized workers	**2002**	**2003**
North America		
Europe		
ROW		

- **Commitment to the protection of personal employee data.** Johnson Controls is committed to providing privacy protection of employee data maintained by the company. We protect and keep personal employee data confidential, disclosing it only where allowed or required by law or by consent of the person. Employee data will be used for the sole purpose of supporting company operations and providing employee benefits. Johnson Controls will comply with all local data protection regulations worldwide including the European Commission's Directive on Data Privacy.

The company has put safeguards in place to ensure that personal data is protected from unauthorized access and disclosure, including limiting access to such data only to those employees with a legitimate business purpose. All employees are responsible for ensuring compliance with this employee privacy policy.

- **Commitment to substance-free workplaces.** We strive to assure an alcohol- and drug-free work environment to safeguard the health, safety and security of our employees, our operations, and all people who come into contact with our workplaces and property. Our procedures in the United States comply with the Federal Drug-Free Workplace Act, Department of Transportation regulations, and other applicable statutes. They provide clear guidelines for handling incidents in which employees may use alcohol, drugs, or controlled substances that affect job performance. Affected employees are referred to assistance programs and maybe disciplined or terminated. *(any non-US specific policies?)*

- **Commitment to regulatory compliance and continuous improvement.** We demand compliance with the letter and spirit of laws and regulations. This includes establishing compliance goals and targets and measuring progress. We take steps to correct deficiencies and identify areas for improvement. We also inform and train employees on our commitments and encourage their suggestions for improving the way we work.

Programs

Johnson Controls sponsors a variety of formal programs to recognize, reward, energize and motivate employees and to foster diversity in the workplace.

Vision Week. Each spring, our employees around the world celebrate Vision Week to create greater awareness and understanding of our shared values. In addition to company-wide educational activities, employees develop their own events according to local customs.

Awards. The company's highest award -- the Chairman's Award for Exceeding Customer Expectations --recognizes employees who help the company achieve its mission: to continually exceed our customers' increasing expectations. The award was established in 1985 to recognize employees who exceed customer expectations through quality, service, productivity and time compression. Collective commitment to our mission by individuals and teams around the world adds up to extraordinary excellence and global success. Chairman's Awards are given personally by the company's chairman at special ceremonies throughout the world.

Service recognition. In the United States, Johnson Controls recognizes employees with continuous service beginning at 10 years and every fifth year thereafter. Employees receive Service Recognition Certificates signed personally by the CEO. They also can choose a congratulatory gift at designated service milestones. (OUTSIDE OF US?)

Health and wellness. (Need to add specific HR information here--Mick McGavin's flavor of safety/wellness are reported later).

Diversity programs. We follow formal processes to achieve diversity goals around the world and to build a culture receptive to diverse ideas, experiences, perspectives and practices. Business unit presidents, for example, address workplace diversity in their strategic plans. We offer ongoing workshops to help employees embrace and realize the benefits of a diverse workforce. The workshops include group activities and discussions designed to heighten awareness and understanding of individual differences among co-workers. (TRUE OUTSIDE OF U.S.?) Employees learn strategies to build constructive working relationship with others. Our people also benefit from opportunities to work in other countries.

Stewardship Initiatives

Johnson Controls offers a variety of programs that help young people prepare for rewarding careers. Some help develop participants for specific positions within our company. *(Will gather more non-U.S. initiatives during the August metrics collection process)*

Association Internationale des Etudiants en Sciences Economiques et Commerciales (AIESEC). Johnson Controls values the strong language and cultural skills AIESEC trainees bring to our company. AIESEC is the largest non-profit, student-run international exchange program in the world. Founded by European universities at the end of World War II, it enables young people to gain global perspectives and understanding through management training experience in other countries.

INROADS. As a participant in this U.S.-based career development organization Johnson Controls helps develop and place talented African American, Hispanic and Native American students.

Engineering co-op program. This program gives participants hands-on experience in preparation for careers with the company. Over two to five years, mechanical and design engineering students from colleges and universities alternate terms at school with work terms at Johnson Controls until graduation. During work terms, co-ops rotate among different areas. After completing the program, participants are usually promoted to full engineer status.

Law Clerk Program. Student clerk positions are integral to our Corporate Law Department. Clerks work part-time during the school year and full-time during the summer, performing tasks such as legal research; preparing memoranda, opinions, or briefs; drafting contracts and other documents; and helping with litigation. The program gives students highly marketable skills and experience and a foundation for securing rewarding careers upon graduation. Our former clerks work major law firms, corporate law departments, public-sector legal services and, of course, with Johnson Controls.

Branch Cooperative Education Program. This program applies to all U.S. based Controls Group Systems and Services Division branch locations. It is a formal arrangement in which Johnson Controls and a qualified post secondary institution agree to supplement a student's academic preparation with practical work experience. Students alternate quarters or semesters between working and attending school and receive credits for work experience.

Summer Internships. All Johnson Controls businesses offer general summer internships for college students. Interns generally work on projects related to their areas of study.

Certifications and Recognition

Our social responsibility initiatives at the corporate level and within business units have been widely recognized.
In 2003, for example, The Compassionate Friends, an international support organization, recognized Johnson Controls for sensitivity to workers who have suffered the death of a child, sibling or grandchild. It cited the company for "going above and beyond the normal policies of most companies in helping their employees" during difficult personal times.

Other recent recognitions include:

(All the items below are old, and most are supplier-related, rather than employee-related. This needs to be revisited and updated during the August metrics collection.)

- Corporation of the Year Award from the Michigan Minority Business Development Council (1996, 1997, 1999, 2000, 2001)
- Corporation of the Year Award from the Tennessee Minority Supplier Development Council (2002)
- General Motors Diversity Champion Award (2001)
- Ford Corporate Citizenship Award (1999)
- Ford World Excellence Award (1999)
- Chrysler Role Model Award (1995 & 1997)
- Urban League Equal Opportunity Award (1996)
- Milwaukee County's First City Corporate Leader In Diversity Award (1996)
- Chrysler Corporation's Role Model Award (1995)
- Nelson Mandela International Award for Diversity Business Practice (1999)

Performance Metrics

Non-discrimination and diversity. The Johnson Controls Board of Directors includes one woman and three minorities among its 12 members. At our operation in Milwaukee, Wis., 42 percent of our managers and professionals are women. In the United States, XX percent of our professional and managerial employees are women and XX percent are minorities. Our goal is to have 50 percent of each year's new hires be women and minorities. The accompanying table shows the diversity composition of our U.S. workforce.

(to the extent available)

Women and Minorities in the Company (percentage, US only)

Women	**2000**	**2001**	**2002**	**2003**
Board of Directors				
Officials and managers				
Professionals				

Office and clerical
Manufacturing

Minorities	2000	2001	2002	2003
Board of Directors				
Officials and managers				
Professionals				
Office and clerical				
Manufacturing				

Employee opportunities and development. *(Metrics on training hours, or number of employees trained and by type – (e.g., average hours of training per year per employee by category of employee).Present as a table if possible.)*

Human rights.

- *Number of human rights complaints (maybe sentence if none)*
- *Number of employees trained on ethics policy, which contains stuff about human rights*

Local customs. Developing a paragraph regarding local cultural activities. It will be ready for next draft.

Fair compensation and benefits. In 2002, Johnson Controls paid more than $XX billion in compensation and $XXX million in health care and medical disability benefits. The company is committed (?) to paying a living wage to employees (a wage that enables people to meet their own and their families' basic needs and to have discretionary income). Our health and welfare benefits to employees are among the best in the industry (outside US as well?)

Labor and management relations.

- *Employee Satisfaction survey results*
- *Employee claims and suits*

In 2003, Norway-based KLP insurance blacklisted Johnson Controls as an investment based on false allegations that the company requires pregnancy tests for women employees along the

Mexican border and fires or reprimands women who become pregnant.. The KLP web site lists the companies blacklisted and the reasons. The Johnson Controls case appears related to an isolated incident in which one plant screened women for pregnancy before employment. This discriminatory practice is contrary to company policies and was eliminated immediately once senior management learned of it. Follow-up investigations indicated that the incident was unique to one plant. We are working with KLP and other agencies to correct the record.

IMPROVEMENT AND INNOVATION
We seek improvement and innovation in every element of our business.

Policies

Technology, quality, delivery and cost leadership remain the keys to continued growth. Our ability to continuously improve quality and reduce costs is critical to success. Employees throughout the world at every level of the organization are expected to find opportunities for continuous improvement.

Program and Procedures
Johnson Controls maintains an interconnected array of improvement programs, all aimed at developing products and services that meet customers' rising expectations and processes that improve productivity and reduce cost. These programs include:

- **Six Sigma.** Six Sigma is a set of scientific, data-driven methods for improving quality by finding and eliminating root causes of variations in processes. It is proven to be an effective process for achieving gains in quality, productivity, safety, customer satisfaction, and profitability. Johnson Controls launched its Six Sigma initiative companywide in 1999.

- **Lean Manufacturing.** Lean Manufacturing is a systematic approach to identifying and eliminating waste. It is a proven methodology for analyzing and improving the flow of information and materials thus increasing in customer satisfaction, employee involvement and company profitability.

- **Juran Quality Improvement.** Under this program, instituted in the automotive battery business, facilitators trained at the Juran Institute lead teams of production and management employees, who attack specific quality issues at all production plants.

- **Business Operating System (BOS).** BOS applies uniform procedures worldwide. The initiative defines and standardizes best practices in product development, manufacturing, purchasing, and administrative functions such as finance and human resources. The initiative ensures uniformity in dealing with customers and brings prompt, measurable quality improvements. For example, some segments of our automotive interiors business saw a tripling of scores for performance on new-product launches, as measured by safety, product quality, production efficiency, and timeliness.

- **Best Business Practices.** Started in 1991, this battery group program challenges each plant to compare itself with the best (benchmark) plant in seven categories: health and safety, environment, quality, preventive maintenance, financial management and transportation. The plants apply lessons learned to bring their own performance up to the benchmarks.

- **Business Process Initiative.** This initiative codifies internal and customer-service processes across operations in 23 countries at facility management sites. The codification makes it easier for employees to share information and implement best practices at any customer location.

- Product Development Process. This five step process □□□□□7□□□□fors□□□□□□□□□□□□□□□□□□□□□□□□□////.

Certifications. Johnson Controls quality initiatives mesh with industry certifications such as ISO 9000, the international quality standard, and ISO 14001, a series of international standards for establishing an environmental policy and objectives, and for determining the environmental impacts of activities, products and services.

Memberships

Memberships in industry and business associations related to Innovation or Continuous Improvement

Certifications and Recognition

To come

SAFETY AND THE ENVIRONMENT
Our products, services and workplaces reflect our belief that what is good for the environment and the safety and health of all people is good for Johnson Controls.

Johnson Controls conducts its business in ways that respect the environment and our communities and ensure safe, healthy workplaces for our people. This approach is rooted in our company values and explicitly stated in our policies.

From our Safety Policy: *Johnson Controls will provide a safe and healthy workplace for its employees. We are committed to continual improvement through safety program excellence and exceeding compliance requirements.*

From our Environmental Policy: *Johnson Controls will demonstrate world-class leadership in environmental management. We will exceed applicable requirements as well as promote pollution prevention and continual improvement through our global environmental management systems.*

Under our corporate policies, we expect each business and each location to develop, implement, monitor, and continuously improve its safety and environmental performance. With our web-based Corporate Health, Environmental and Safety System (CHESS), we report and monitor facts and figures on regulatory compliance, waste disposal, energy consumption, and work-related injuries and illnesses.

Our products and services are subject to life-cycle assessments, which help us to better understand their environmental impact. We share policies, practices, and knowledge by partnering with industry-specific, international and national organizations that deal with environment and safety. We involve our suppliers in these efforts through our Greening the Supply Chain initiative.

Structure and Responsibilities

Management Systems

Every Johnson Controls facility and operating unit in the world is required to develop and implement management system to continually improve environmental, safety and health performance. Planning follows a rigorous 12-step process that must address:

- Roles and responsibilities.
- Risk assessment and risk reduction plan – internal and with suppliers and customers where appropriate.
- Regulatory compliance.
- Emergency planning.
- Incident investigation and corrective actions.
- Documentation and reporting.
- Self audits.

- Management review.
- Environment, safety and health performance planning, monitoring, measurement, and setting of goals for improvement

Worldwide Performance Monitoring

Johnson Controls is one of few companies using standard measurements at its locations worldwide to track and assess environmental, health and safety performance. Using our Web-based Corporate Health, Environmental and Safety System (CHESS), our employees report facts and figures on regulatory compliance, waste disposal, energy consumption, and work-related injuries and illnesses. CHESS allows executives and managers to monitor company-wide performance and compare business groups and facilities using standardized measures. Business group competition encourages constant improvement toward our objective of becoming a world-class leader in environment, health and safety.

CHESS also tracks our facilities' progress toward certification under ISO 14001, the international standard for environmental management. To become certified, a facility must identify its environmental impacts, establish environmental performance goals, and set up management programs to meet those goals. Additional formal programs significantly contribute toward cleaner operations and safer workplaces around the world. Approximately XX% of our manufacturing locations globally are ISO 14001 certified, with a goal of 100 percent certification by 200X.

Program and Procedures

Johnson Controls provides safe and healthy workplaces to employees and operates in a manner to protect human health and environmental quality. We follow environmentally sound policies and procedures designed to prevent, mitigate, and, where appropriate, remediate significant impacts on the health, safety, and environment of the community. We respond to community concerns about business decisions such as land development, manufacturing operations, and the storage, release or disposal of hazardous materials. To protect our communities and the environment, we set the same high standards for our environmental performance at all our locations around the world. Our environment, health and safety programs and procedures include:

Life-cycle Assessments

Johnson Controls has conducted risk analysis of its products, services and activities for decades. More recently, we have begun life-cycle assessments of specific systems, functions, products, and services. Our commitment to total life cycle management of our products includes:

- Setting a goal of zero landfill.
- Using environmental management systems (such as ISO 14001).
- Developing recyclable post-industrial and post-consumer materials through relationships with manufactures and material converters.
- Integrating renewable, natural-based materials into our product line.
- Helping our customers and suppliers recycle, reclaim and integrate materials.

- Increasing the application performance indexes for finished products.

Training

If environment, safety and health programs are to be effective, employees must engage them. Johnson Controls has extensive training programs. The Automotive Systems Group, for example, provides environmental training at all levels based on each employee's responsibilities. Senior managers are trained in general environmental requirements and regulatory matters; product, process and environmental engineers attend internal and external environmental conferences and seminars on environmental management; manufacturing personnel receive training that addresses specific environmental concerns under their control.

Environment, Safety and Health Roundtable

Our global Environment, Safety and Health Roundtable addresses issues of local and company-wide concern. Roundtable members develop a five-year strategic plan that becomes part of the company's business plans. The Roundtable involves employees from all our businesses and all parts of the world in discussing and comparing critical energy and environmental issues.

Initiatives

Johnson Controls is committed to reducing waste, conserving energy, and limiting emissions of all kinds, including releases of greenhouse gases. Our emission reduction initiatives include substituting water-based materials for solvent-based where possible and using aqueous parts washes instead of solvent-based washes; and using earth-friendly landscaping practices, such as reducing mowing, limiting lawn irrigation, and limiting use of pesticides and herbicides.

As part of our waste reduction efforts, we analyze by-products for possible recycling or for sale as raw materials. At present, we sell scrap tinted plastic to manufacturers that recycle it into plastic building products, sell fabrics and thermoplastics back to manufacturers for reblending and recovery, sell plastic regrind on the open market or donate it to local universities for plastics engineering programs, and recover used oils for recycling.

Our energy conservation measures are varied and far ranging, including installing our own building automation systems to optimize our facilities' energy use, conducting compressor usage studies to help conserve electricity, installing power management systems, retrofitting electronic lighting ballasts and lamps, and using computerized equipment maintenance programs to help maintain optimal mechanical equipment function and efficiency.

Our initiatives encourage our own personnel, our customers and our suppliers to operate in ways that improve environmental, safety and health performance.

Our **Six Sigma** quality improvement process applies a scientific approach to improvements that yield major gains in all areas of business, including environment, safety, and health.

The **Best Business Practices** initiative helps our facilities share successes. An improvement at one location becomes the standard throughout the company. In our production facilities, we apply principles including Design for Recycling, Design for Environment, and Environmentally Benign Manufacturing to make our processes and products more earth-friendly.

Our business initiatives related to environment, health and safety also include:

"Green" building design Our Controls Group helps customers design, construct and operate environmentally responsible and cost-effective buildings that are also healthful places to work. Collectively, projects that Johnson Controls and its customers initiated between 1990 and 2000 resulted $16.7 billion in energy cost savings over the lifetime of the projects. Energy efficiency improvements we implemented between 1990 and 2020 will add up to $95 billion in total energy savings and a reduction of 1.3 billion tons in carbon dioxide.

Supply Chain Management. We expect our suppliers not just to comply with environmental, social, and economic regulations but to operate with standards of behavior that mirror our own. We periodically monitor key suppliers' performance using surveys, reference checks, publicly available information, and site visits. In addition, management works with our major suppliers to encourage alignment of their environmental management systems with ISO 14001. The Automotive Systems Group has instituted a five-point strategy for "Greening the Supply Chain" that asks suppliers for their plans and timetables to achieve ISO 14001 compliance. The program also includes a Green Supplier Award Program.

Purchasing Guidelines. Our Purchasing Guidelines require our purchasing professionals to minimize the adverse environmental effects of goods and services we. Purchasing decisions must consider factors such source reduction, availability of recycled materials, recyclability, reusability, hazard reduction, process waste reduction, energy efficiency, and vendors' environmental commitment. Purchasing personnel keep suppliers updated on our environment, health and safety commitment and objectives.

Memberships and Partnerships

Johnson Controls maintains memberships in key environmental organizations related to its businesses. We also partner with industry and government entities that promote environmentally responsible business. These affiliations include:

U.S. Green Buildings Council (USGBC). Johnson Controls is a leading member of the USGBC and helped create its widely recognized Leadership in Environmental and Energy Design (LEED) green building rating system.

Energy Star®. We are an active member in US Environmental Protection Agency's (EPA) Energy Star program, which that offers businesses and consumers energy efficient solutions, helping them save money while protecting the environment. The EPA named Johnson Controls its 2001 Energy Star Partner of the Year for helping customers save energy in their buildings. We were the EPA Energy Star Ally of the Year in 1999.

United States Energy Association (USEA). This organization is the U.S. Member Committee of the World Energy Council and consists of about 150 public and private energy-related organizations, corporations and government agencies. In partnership with USEA, we sponsor the annual Energy Efficiency Forum, where more than 300 industry and government experts debate climate change, energy conservation, and other environmental issues.

Global Environmental Management Initiative (GEMI). This non-profit organization of 40 multinational corporations (www.gemi.org) is dedicated to fostering environmental, health and safety excellence through the sharing of tools and information.

Corporate Environmental Enforcement Council (CEEC). This group is the only cross-industry coalition where company legal, environmental and government affairs professionals can interact and benchmark environmental enforcement issues and policies. CEEC exchanges information regularly with federal and state regulatory agencies so that companies understand enforcement issues and trends and regulators understand businesses' front-line concerns.

Suppliers Partnership For The Environment (SPE). Johnson Controls is a founding member of this organization of automotive and vehicle suppliers that works with the U.S. EPA to develop a business-centered approach to environmental protection.

ReBuild America. We are a business partner in this U.S. Department of Energy program that promotes energy solutions in communities and directs the Energy Smart School initiative.

National Electrical Manufacturers Association (NEMA). NEMA companies have been leaders in environmentally conscious design of electrical and electronic products and have taken the initiative to reduce the use of hazardous materials. Among its initiatives, NEMA is addressing the growing problem of electronic waste.

Council of Great Lakes Industries (CGLI). This group provides guidance to government regulators in the United States and Canada on watershed pollution control and regulation. Johnson Controls took part in the Bi-National Toxics Strategy Commitment Program, recognized by the American Petroleum Institute and the American Associations Advance America as being a benefit to American society.

Federal Research Agencies. Johnson Controls has engaged federal research agencies, such as the National Science Foundation (NSF), on environmental issues. One NSF-funded study focusing on Environmentally Benign Manufacturing included interviews with Johnson Controls employees. We provided recommendations on how the U.S. government could provide more training for smaller industries in basic, cost effective environmental management system development.

U.S. Federal Regulatory Agencies. We have participated and received recognition for work in a variety of EPA initiatives, including the 33/50 Program on reducing the use of toxic chemicals (years ahead of the program requirements), the Green Lights program, and Design for Environment.

Automotive Manufacturers. We took part in the review and development of Ford Motor Company's Online ISO 14001 Training Program for supplier development. We also took part in Toyota's ISO 14001 conference for suppliers, and remain a partner with them in such efforts. As a member of Saturn's Supplier Partner Council, we worked on a the Supply Chain Pilot Project to share ways of improving supply chain environmental performance. We also participated in General Motors' Supplier Environmental Advisory Team. We have worked with Daimler-Chrysler on numerous programs, such as the effort to develop the "green car" ESX concept.

ESH Performance Metrics
(photo subjects)

Case In Point: Headquarters Offices
Brengel Technology Center, Milwaukee, Wis.

The Brengel Technology Center, world headquarters for the Controls business of Johnson Controls, was recognized as one of the nation's first Green Buildings under the U.S. Green Buildings Council's Leadership in Energy and Environmental Design (LEED™) rating system. The Brengel Center, a $16.9 million, 130,000-square-foot building dedicated in 2000, provides office space for about 600 employees and showcases Johnson Controls building control and energy management technologies. The Brengel Technology Center earned LEED certification by using innovative, cost-effective environmental design and construction techniques in site selection, energy efficiency, water conservation, occupant comfort and health, materials usage, and indoor environmental quality. Johnson Controls was recognized for:

- Using light-colored concrete and roofing materials and landscaped surfaces to decrease heat islands.
- Including an open courtyard to provide green space for employees in the middle of a downtown area.
- Installing a Metasys Building Automation System to optimize efficiency and performance of the building's mechanical and electrical systems.
- Reducing reliance on automobiles by locating near bus lines and providing bicyclists with showers.
- Ensuring that more than half of building materials contained more than 20 percent recycled content.
- Installing a permanent indoor air quality monitoring system.
- Using daylight to provide 10 percent of the building's potential energy use.
- Forecasting building energy system load with a rooftop-mounted weather station.
- Including water efficient landscaping that requires no irrigation system.

(Add metrics specific to 2002 operations)

Case in Point: Battery Manufacturing Plant

Case in Point: Assembly Plant

Case in Point: Foam Fabrication Plant

Case in Point: Facility Management Site

Health and Safety

Johnson Controls has comprehensive and aggressive programs in place to protect employees against work-related hazards. We emphasize safety compliance in all facilities worldwide and strive to maintain the highest safety and health standards — often going well beyond what local laws and regulations require.

Our programs include regular health and safety self-audits at our worldwide facilities. More than 93 percent of the 6,200 self audits conducted in 2002 showed 100 percent compliance with safety requirements. Audits that revealed less than 100 percent compliance were used to create safety improvement action plans.

METRICS:

Johnson Controls records environmental performance and U.S. Occupational Safety and Health Agency (OSHA) inspection and enforcement activity in its United States facilities.

The table below summarizes such activities for 2002.

ESH Metric	2000	2001	2002
Materials used			
% recycled/ renewable materials			
Energy used			
Indirect Energy Sources			
Water use			
Water reuse			
Water Discharges			
Waste by amount, type and disposal method			
NOx			
SOx			
CO2			
Ozone-Depleting Substances			
Recordable case rate			
Fatalities			
Lost workday case rate			

Environmental non-compliances			
Environmental permit violations			
Safety Citations			
Reportable Spills			
ISO Certified Sites			

(Make chart using info below):

	1998	1999	2000	2001	2002
Site remediation costs	$5.2 million	$10.4 million	$7.7 million		
Total Release Information (pounds)- Automotive Interiors	202,727	178,064	159,495		
Total Release Information (pounds)- Battery	65,432,034 (with over 96% recycled)	49,307,603 (with 99% recycled)	47,199,058 (with over 99% recycled)		
Total Release Information- Controls	306,593	323,523	1,250 lbs		

Hazardous Waste

We track hazardous waste sent off site from our facilities worldwide. The accompanying chart (NOTE: chart needs to be created) shows the amount of hazardous waste (as defined by local requirements) sent off-site for disposal. The data do not include hazardous waste generated as a result of on-site remediation activities. The vast majority of disposed hazardous waste is incinerated – only the residual ash is landfilled. As the chart indicates, hazardous waste disposal decreased xx percent since XX, or XX percent when normalized by the amount of increased production.

Toxic Releases for Energy Recovery or Disposal

Our goal is to reduce, and where feasible, eliminate environmental releases of substances including, but not limited to, those on the United States Toxic Release Inventory (TRI) and to increase recycling of all materials wherever feasible.

The Emergency Planning and Community Right-To- Know Act of 1986 requires businesses to report annually on the amounts of certain substances they release to air, water or land, and on substances recycled. Manufacturers must report on more than 600 substances. The reports are submitted to the U.S. Environmental Protection Agency, which compiles the data on a national, publicly available Toxics Release Inventory database (www.epa.gov/tri/). The table below summarizes Toxic Release Inventory (TRI) reports from Johnson Controls facilities in the United States.

By far the largest Johnson Controls TRI component is lead, a major raw material in automotive battery manufacturing. Through our aggressive recycling programs, our battery plants reclaimed 99.92 percent of lead for reuse. Similar efforts apply to antimony (99.99 percent recycled) and arsenic (100 percent recycled) in our battery operations. Johnson Controls facilities worldwide are working diligently to reduce all environmental releases and maximize recycling.

Many of our facilities have seen dramatic decreases in their toxic releases over the past five years through solvent recovery efforts, improved efficiency at wastewater pretreatment plants, and other initiatives.

Johnson Controls Summary: 2002 Toxic Release Inventory Report

Substance	Unit	Total Reported (pounds/year)	Recycled or Recovered	Net Amount Released	% Recycled or Recovered
Toluene diisocyante	ASG	1,174	0	1,174	0%
Diisocyanates	ASG	54,578	52,500	2,078	96.19%
Diethanolamine	ASG	2,420	0	2,420	0%
Methanol	ASG	15,387	387	15,000	2.52%
Toluene	ASG	56,681	6,025	50,680	11.89%
Phenol	ASG	6,060	5,200	860	85.81%
Chromium	ASG	250	0	250	0%
Manganese	ASG	500	0	500	0%
Nickel	ASG	250	0	250	0%
Antimony/antimony compounds*	ASG	183,573	183,564	9	99.99%
Arsenic*	ASG	2,144	2,144	0	100%
Lead/lead compounds*	ASG	39,939,667	39,907,191	32,477	99.92%
Ammonia	CG	500	0	500	0%
Chromium	CG	250	0	250	0%
Copper	CG	250	0	250	0%
Nickel	CG	250	0	250	0%

Unit Legend:
ASG Automotive Systems Group
CG Controls Group

**These items reflect the weight of the raw materials used in automotive battery manufacturing. Virtually all of this material is recycled.*

Effluents to Water
(to come)

Toxic Water Releases
U.S. toxic releases to water under SARA Section 313 have decreased 12 percent since 1999 when normalized by the amount of increased production.

Toxic Releases to POTWs
As the chart shows, our U.S. toxic releases to publicly owned treatment works (POTWs) have decreased 63 percent since 1999 when normalized by the amount of increased production.

Local Noise and Odors
(to come)

Biodiversity

Johnson Controls is committed to responsible land use that promotes biodiversity and nature conservation. We comply with regulatory siting requirements before building new plants. Our preference is to locate facilities in established industrial corridors. Our investigations of building sites include reviews of potential effects on indigenous flora and fauna. For instance, our Automotive Group Headquarters building planned for Salem Township, Mich., will be designed to preserve native wetlands. (DELETE?)

Our business plan includes grow through the acquisition of other business, some of which come with existing environmental issues. Johnson Controls is aggressive in providing the funding and expertise to restore these properties to productive uses. Our efforts often far exceed regulatory requirements and have positive impact on communities and the environment.

We develop brownfield sites where possible. Our Bridgewater joint venture facility in Detroit was constructed on environmentally distressed property that we remediated before construction. Our new Oklahoma City facility was built on similar property.

Our Controls group's Government Systems and Services division is performing cutting-edge research to promote nature conservation and biodiversity. For example, we provide highly qualified marine biologists to the National Oceanographic and Atmosphere Administration (NOAA) to study fishing pressure and the environmental effects on a wide range of fish and marine mammals, many threatened and endangered. The results of these studies are used to modify fishing and other practices preserve species and protect diversity.

We also provide professionals such as wetlands ecologists, biologists, botanists, hydrologists, chemists, geologists and geographic information systems specialists to the US Geological Services. They conduct research throughout the United States and in Latin American countries where human encroachment on native ecosystems is a growing problem. Their work includes studying coastal erosion and the preservation of wetlands and natural ecosystems to understand the mechanisms that affect biodiversity. We also provide technical staff to the U.S. Department of Interior to monitoring the effects of various air pollutants on vegetation and stream quality. We develop and maintain vegetation databases within U.S. National Parks and threatened and endangered species databases for the Department of Interior.

In Sydney, Australia, Johnson Controls provides facility maintenance services, including the landscaping, at IBM's West Pennant Hills property in a program to protect and enhance native bushland on IBM sites. Our employees have helped restore the property to its native state. The work includes restoring the native Blue Gum High Forest, classified an "endangered ecological community" and containing many rare animals. The Johnson Controls and IBM partnership in this program was recognized throughout the State of New South Wales for its success in preserving Australia's rare species.

Recycling, Reuse of Nonhazardous Waste
Our automotive interiors business uses a large amount of recycled material in many applications within vehicle interiors. Areas that use recycled material include:

- Acoustical applications (absorbers, headliners, dampers, barriers).
- Structural applications (door panels, package trays, seats, trim, air ducts, door bolsters).
- Safety applications (energy absorption countermeasures, pillar trim, door panels).
- Comfort applications (seating pads, trim covers, heating/ventilating/air conditioning).
- Energy applications (batteries are made from nearly 100 percent recycled materials).

At all our just-in-time manufacturing sites worldwide, the interiors business reuses shipping containers wherever possible. This reduces waste, cost, and landfill space requirements.

In our own buildings as well as at hundreds of customer sites, we collect old fluorescent light bulbs and send them to certified processors to recover and recycle the mercury they contain. We also use low-mercury "Green Lights" and use electronic solid-state switches instead of mercury relays.

Products and Services

Product Life Cycle Responsibility

As of April 2002, all new Johnson Controls product lines are subjected to Life Cycle Analysis and Design for the Environment. Our product life cycle (PLC) product reviews continue to produce environment, health, safety and economic benefits. Because each business manufactures and markets different product lines, each has developed its own approach to PLC.

Our most notable success in total life-cycle management deals with lead-acid batteries. Through partnerships with our customers, we have created processes that result in the recycling of more than 90 percent of the batteries we manufacture. That far exceeds the recycling rate for any other consumer product.

Environmentally friendly designs

Johnson Controls is a leader in the design of automotive batteries and interiors that create safer, more comfortable, and more reliable transportation. As a major automotive supplier, we continue to develop components that make cars more fuel efficient and easier to recycle at the end of their useful life, include lightweight seats and components that help reduce fuel consumption while meeting the requirements of the National Highway Transportation Safety Act. Examples of our advances include:

Batteries. New 42-volt automotive battery technologies we are developing will accommodate the higher power demands of future vehicles and allow for new electronic steering, braking and engine functions to improve fuel efficiency and reduce emissions around the world.

Vehicle interiors. We are active in the Partnership for a New Generation of Vehicles, an industry/U.S. government effort to create more earth-friendly cars and trucks. We developed the lightweight interior for the Dodge ESX3, a fuel-efficient concept car with hybrid diesel-electric power. For our work, we earned the prestigious National Energy Resources Organization (NERO) Research and Development Excellence Award. In partnership with Ford Motor Company, we developed a climate-cooled seat system (CCS) that allows the occupant to feel cooler in the seat. This seat technology results in lower fuel-consuming air conditioner usage, and its lighter weight reduces fuel consumption. We developed ECO-COR, which is made from recycled materials, and use it in the manufacture of automotive interior systems. In addition to its waste reduction benefits, ECO-COR has the added advantage of reduced weight and improved performance.

Eco-efficiency

Eco-efficiency improves productivity while reducing negative environmental impacts.
We continually find innovations in all areas of our business. Developments include:

"Back to Basics" (B2B) Customer Information Management Portal. The B2B customer portal, launched in January 2001, provides around-the-clock access to data for collaborative decision-making between Johnson Controls and customers, while reducing paper waste and the environmental impact of travel.

In-plant material use. We minimize the use of environmentally unfriendly materials. Our plants have eliminated ozone-damaging chlorofluorocarbon (CFC) and hydrochlorofluorocarbon (HCFC) cleaning and degreasing agents. Wherever possible, we use water-based cleaners and paints.

Energy savings. We apply energy-saving initiatives in our own facilities, reducing energy consumption by 30 percent from 1997 levels. That prevented the release of more than 20 million pounds of greenhouse gases and hundreds of thousands of pounds of other air pollutants.

Energy Use in Transportation

Our operations have three primary transportation impacts: receiving materials from suppliers, distributing product and delivering services to customers, and selling product through our sales force. Most materials entering and leaving our facilities are shipped by truck, rail or ship. Our focus on reducing the cost of transporting goods prevents inefficient and wasteful practices.

Johnson Controls operates approximately XXXX vehicles worldwide, and the estimated annual CO_2 emissions from these vehicles is XXX million kilograms. This is roughly XX percent of the CO_2 associated with our facilities (either directly released or resulting from the generation of electricity we use). We are focusing our efforts in the near term to reducing CO_2 emissions from our facilities and lowering our electricity consumption. We will continue to look for opportunities to reduce our transportation-related impacts.

Videoconferencing is being used throughout Johnson Controls to save time, costs, and the environmental impacts of traveling to attend company business meetings. We have videoconferencing facilities in XX countries.

Worldwide Regulatory Compliance

The foundation of our environment, health and safety program is compliance with government regulations and use of worldwide corporate guidelines to help protect the environment, our workers, and the public. We cooperate with local, national, and international regulatory bodies to help develop environmental standards. In many countries, our facilities are recognized as being leaders in environment, health and safety performance, and government authorities look to our experts for best management practices in those areas.

Johnson Controls Environmental Enforcement Actions

United States Operations / Over 600 Sites



Automotive Systems Group
Controls Group
$0
$0
$65,336
$95
$0
$0
$3,500
$0
$3,200
$8,000
98
99
00
01
02
Actions
1
0
1
1
3
1
5
0
3
2

Violations and Fines

Notices of Violation and Fines	2000	2001	2002
Number of NOVs			
Associated fines paid			

We track notices of violation (NOVs) and fines from our worldwide locations. In addition, our internal evaluation program includes a review of regulatory compliance at our facilities, including international operations.

Whenever a facility violates a regulatory requirement, management determines the cause of the noncompliance and develops an action plan to prevent its recurrence. Our environmental teams works with division management to ensure that the corrective measures have been implemented. Details of all violations, permit exceedances, etc. since 2001 are noted below:

- Air
- Water
- Waste
- Safety

Reportable Spills

Johnson Controls facilities maintain a spill prevention and response plan to minimize and properly manage any spill or unintended release to the environment. Our long-term goal is to prevent all spills. We collect information on reportable spills at our operations worldwide. During 2002, we experienced XX reportable spills.

EXAMPLE ONLY: At the Automotive Systems Group facility in (location), on (date), during transfer of magnesium hydroxide solution from a storage tank to a process vessel, a line failed and about 1,000 liters of the solution spilled outside the containment area. The area was cleaned up, leaving no residual environmental impact. Facility management identified the cause and took corrective measures.

- 2002 information will be available after July 2003.

Remediation Activities

Johnson Controls, like most major industrial companies, is involved in environmental cleanups, mainly related to practices used long ago by companies we later acquired. In most instances, those activities were lawful and acceptable when they occurred. We invest resources to clean up the sites in environmentally and financially responsible ways. In each case, we use risk management techniques to determine the most effective approach cleanup. Today, our compliance with regulations and our preventive initiatives greatly reduce the chance that we will have to undertake cleanups on our lands.

As of January 2003, the company was identified in approximately XX sites where a government entity or private party is seeking to recover costs associated with an ongoing or future cleanup. Johnson Controls environment, safety and health staff routinely interacts with government agencies to discuss clean-ups, and we often pursue cleanups using innovative technologies. We also work closely with other potentially responsible parties and partner with government agencies and community groups to make sure clean-ups proceed cost-effectively while protecting human health and the environment. Here is a summary of our remediation activities:

Location	Nature of site and clean-up	Remediation cost to date	Expected total cost

Environmental Litigation and Proceedings

At present, Johnson Controls is responding to allegations that it is responsible for performing environmental remediation, or for the repayment of costs spent by governmental entities or others performing remediation, at approximately 50 sites. Many of these sites are landfills used by the company in the past for the disposal of waste materials; others are secondary lead smelters and lead recycling sites where the company returned lead-containing materials for recycling. A few involve the cleanup of company manufacturing facilities, and the remainder fall into miscellaneous categories. Johnson Controls may face similar claims of liability at additional sites in the future.

The company accrues for potential environmental losses in a manner consistent with generally accepted accounting principles. Our reserves for environmental costs totaled $32 million on Sept. 30, 2002, and $28 million on Sept. 30, 2001. We typically resolve remediation issues by reaching settlements with government agencies. Occasionally, however, litigation is involved. The most significant pending litigations involving Johnson Controls are:

- **United States v. NL Industries, Inc., Case No. 91-CV-00578-WDS (United States District Court for the Southern District of Illinois), filed July 31, 1991.** The EPA sought to enforce an administrative order issued on Nov. 27, 1990, against Johnson Controls and other defendants, requiring a cleanup at a secondary smelter in Granite City, Ill. We and other parties had chosen to not implement the remedy the agency was requiring. According to the agency, the total cost, both past and future, will probably exceed $64 million. Johnson Controls executed a consent decree settling this matter, but the court has not yet entered the decree. We and the other parties to the consent decree have performed almost all of the work required by the decree.

- **OTHER**

Environment, Health and Safety Investments

Johnson Controls invests significant financial and human resources to:

- Train our employees in environment, safety and health practices.
- Communicate with stakeholders, including members of the community, academia, and government officials.
- Comply with laws and regulations.
- Implement management systems and initiatives that support health and safety, environmental protection, and sustainable development.
- Manage environmental clean-ups.

We estimate our environmental, safety and health investments for 2003 at $XXX million. Approximately XX percent of these investments were capital expenditures for future compliance assurance and innovative technologies that support our environment, safety and health leadership strategies. An estimated XX percent were expenses related to operating costs, personnel, training, waste treatment and disposal, and site clean-ups.

The most significant benefits from these expenditure included reductions in employee accident; savings from reducing, reusing, and recycling materials; and reductions in energy and water usage.

The business case for environment, safety and health investments is more complex than simply analyzing dollars saved versus dollars spent. Many of the benefits – such preserving biodiversity, conserving natural resources, and protecting people's health and safety – are priceless.

Case Study
U.S. EPA Energy Star™

The U.S. Environmental Protection Agency recognizes Johnson Controls as an Energy Star™ Service and Product Provider Partner. Under this program, we routinely help our customers use energy more efficiently. For example, we worked with the Roanoke (Va.) County School District, also an Energy Star Partner, to achieve Energy Star designation for Oak Grove Elementary School and the district administration building. Both buildings were the first of their kind in the state to earn the Energy Star label. The district realized $2.7 million in saving.

Case Study:
Maquila Association Environmental Group

Johnson Controls plays a leadership role in the Maquila Association Environmental Group, promoting cooperation among the business sector, academia, and governmental organizations to achieve sustainable development on the U.S.-Mexico border. Our facilities in Mexico received an excellent compliance rating in audits conducted in 2000 by the Mexican Environmental Protection Agency.

Case Study:
Customer Energy Savings

As much as 40 percent of all the energy used in the world is expended in buildings. Our Controls business helps customers identify and address areas for energy conservation, saving a projected $18 billion in utility costs through 2010 and reducing air pollution by 352 million tons. This emissions reduction is the environmental equivalent of eliminating nine new 400-megawatt power plants, or planting 29 million acres of trees.

Back Cover (Inside)

Same as Annual Report (Shareholder info, Directors, Corporate Officers Chairman Awards)

Back cover (Outside)

Same as Annual Report (Mission, vision address, contact information, web address)

GRI Matrix

GRI Guidelines	*Report Section (VALUE)*	*Report Paragraph*
VISION and STRATEGY		
Vision and Strategy Statement		
CEO Statement		
PROFILE:		
Organizational Structure and Operations		
Scope of the Report		
GOVERNANCE:		
Governance structure		
Stakeholder involvement and resolutions		
Board selection		
Management system certifications		
PERFORMANCE INDICATORS:		
SOCIAL		
Direct Economic Impacts:		
- Customers		
- Suppliers		
- Employees		
- Providers of capital		
- Public sector		
ENVIRONMENTAL		
- Materials		
- Energy		
- Water		
- Biodiversity		
- Emissions, effluents and waste		
- Suppliers		
- Products and services		
- Compliance		
- Transport		
- Overall		
SOCIAL		
Labor Practices and Decent Work		
- Employment		
- Labor/management relations		
- Health and safety		
- Training and education		
- Diversity and opportunity		
Human Rights		
Strategy and management		
- Non-discrimination		

- Freedom of association and collective bargaining		
- Child labor		
- Forced and compulsory labor		
- Disciplinary practices		
- Security practices		
- Indigenous rights		
Society		
- Community		
- Bribery and corruption		
- Political contributions		
- Competition and pricing		
Product Responsibility		
- Consumer health and safety		
- Products and services		
- Advertising		
- Respect for privacy		

EXHIBIT C

Draft Board of Director Resolutions

FURTHER RESOLVED, that the shareholder resolution to publish a sustainability report is found to be unnecessary and not in the best interests of the Corporation or its shareholders, and that such resolution will be opposed at the Annual Meeting of Shareholders; however, the Corporation is directed to publish a sustainability report in January, 2004 as it had planned.

FOLEY & LARDNER **Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended**

ATTORNEYS AT LAW

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foleylardner.com

WRITER'S DIRECT LINE
414.297.5678
pquick@foleylaw.com EMAIL

CLIENT/MATTER NUMBER
041515-0101

September 19, 2003

<u>VIA FEDEX</u>

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Omission of Shareholder Proposal Submitted to Johnson Controls, Inc. Pursuant to Rule 14a-8(i)(10)*

Ladies and Gentlemen:

On behalf of Johnson Controls, Inc., a Wisconsin corporation ("JCI"), we hereby submit the following request (and five additional copies of this letter) relating to our letter dated September 18, 2003 notifying the Securities and Exchange Commission (the "Commission") that JCI intends to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a shareholder proposal (the "Proposal") received from the Benedictine Sisters Charitable Trust, Christus Health and Congregation of the Sisters of Charity of the Incarnate Word.

Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, requires a company to file its reasons for excluding a shareholder proposal from its proxy materials for a meeting no later than 80 calendar days before the company files its definitive proxy statement and form of proxy for the meeting with the Commission. Because JCI plans to file its Proxy Materials with the Commission on December 8, 2003, the 80th calendar day before such filing date is today, September 19, 2003.

Pursuant to Rule 14a-8(j), we sent to the Commission a letter, dated September 18, 2003, for the Commission's receipt on September 19, 2003, detailing JCI's reasons for excluding the Proposal. However, due to the inclement weather and the related office closure of the Commission on September 19, the letter that we sent via Federal Express was not delivered to the Commission on September 19. We believe that the inclement weather and related Commission office closure constitute "good cause" for missing the 80 calendar day deadline required under Rule 14a-8(j). On behalf of JCI, and in accordance with Rule 14a-8(j), we respectfully request that the Staff of the Division of Corporation Finance of the Commission permit JCI to make its submission later than 80 days before it files its Proxy Materials because of the inclement weather and related Commission office closure on September 19, 2003.

Enclosed for your information is an additional copy of the letter (without exhibits) to the Commission dated September 18, 2003 that we originally sent for the Commission's receipt on September 19, 2003.

FOLEY & LARDNER
ATTORNEYS AT LAW

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided for that purpose.

Very truly yours,

Patrick G. Quick

Enclosures

cc: John P. Kennedy
Johnson Controls, Inc.

Jerome D. Okarma
Johnson Controls, Inc.

Sr. Susan Mika
Benedictine Sisters Charitable Trust

Sister Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word

Donna Meyer
Christus Health

FOLEY & LARDNER
ATTORNEYS AT LAW

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foleylardner.com

WRITER'S DIRECT LINE
414.297.5678
pquick@foleylaw.com EMAIL

CLIENT/MATTER NUMBER
041515-0101

September 18, 2003

VIA FEDEX

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Omission of Shareholder Proposal Submitted to Johnson Controls, Inc. Pursuant to Rule 14a-8(i)(10)*

Ladies and Gentlemen:

On behalf of Johnson Controls, Inc., a Wisconsin corporation ("JCI"), we hereby notify the Securities and Exchange Commission (the "Commission") that JCI intends to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a shareholder proposal and related statement of support (the "Proposal") received from the Benedictine Sisters Charitable Trust, Christus Health and Congregation of the Sisters of Charity of the Incarnate Word (collectively, the "Proponents").

On behalf of JCI, and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby file six copies of the following:

(i) this letter, which contains JCI's reasons as to why JCI may properly omit the Proposal in its entirety from the Proxy Materials; and

(ii) the Proposal that JCI received from the Proponents, attached hereto as Exhibit A.

We are simultaneously providing the Proponents with a copy of this letter in accordance with Rule 14a-8(j).

We respectfully request that the Staff of the Division of Corporation Finance of the Commission (the "Staff") advise JCI that it will not recommend any enforcement action to the Commission if JCI omits the Proposal from its Proxy Materials. JCI has advised us that it currently intends to file its definitive Proxy Materials with the Commission on or about December 8, 2003.

I. HISTORY AND SUMMARY OF THE PROPOSAL

The Proposal requests that JCI's Board of Directors prepare a "sustainability report" at reasonable expense and provide a summary of the report to shareholders by October 2004. The Proposal states that the sustainability report should include:

"1. The company's operating definition of sustainability.

2. A review of current company policies and practices related to social, environmental and economic sustainability.

3. A summary of long term plans to integrate sustainability objectives throughout company operations."

One of the Proponents submitted an identical proposal to JCI on August 8, 2002 for inclusion in JCI's proxy materials for its 2003 Annual Meeting of Shareholders held in January 2003, and JCI included that sustainability report proposal in its 2003 proxy materials. The proposal received less than 10% of the vote at the 2003 Annual Meeting of Shareholders, and JCI expects that if it is required to include the Proposal in its Proxy Materials this year, the Proposal will attract a similar vote. Nevertheless, JCI has determined to prepare a sustainability report, and JCI will have completed such report by the time of the 2004 Annual Meeting of Shareholders, simultaneously posting the report on its website for review by shareholders and others, thus rendering the Proposal moot.

II. THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14A-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. Rule 14a-8(i)(10) does not require a company to "fully effect" a shareholder's proposal by implementing each and every element of the proposal at issue. Rather, the Staff has granted no-action relief when the essential elements of a shareholder proposal have been implemented. *See, e.g., AMR Corporation*, 2000 SEC No-Act. LEXIS 569 (Apr. 17, 2000); *American HomePatient, Inc.*, 2000 SEC No-Act. LEXIS 528 (Apr. 12, 2000); *General Motors Corporation*, 1996 SEC No-Act. LEXIS 297 (Mar. 4, 1997). Because JCI has taken many significant steps towards implementing the Proposal and will have substantially implemented the Proposal by the time of its 2004 Annual Meeting of Shareholders, JCI may omit the Proposal from the Proxy Materials. According to the Commission, the Rule 14a-8(i)(10) exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). As discussed below, JCI management will have completed the sustainability report by the time of JCI's Annual Meeting of Shareholders to be held on January 28, 2004 and will at that time post the report on its website for review by shareholders and others. Including the Proposal in the Proxy Materials will, therefore, draw shareholders' attention away from other important matters to focus on a moot proposal.

Management has already taken many significant steps towards completion of a sustainability report, including the following:

1. In Fall 2002, management met with one of the Proponents to better understand its objectives concerning a sustainability report.

2. In January 2003, management began the process of drafting a sustainability report. At that time, JCI assigned the company's Director of Corporate Environmental, Safety and Health to oversee the preparation of the report. He has dedicated countless hours to coordinating with JCI's communications department as well as management at various JCI business units around the world to ascertain and uncover the information relevant to the preparation of the report. JCI also hired an outside consulting firm to assist with the content, format and layout of the sustainability report.

3. JCI has already prepared and revised drafts of its report. Its report follows Global Reporting Initiative guidelines and is structured according to JCI's "Core Values," which is how JCI communicates sustainability to its employees. The current draft of JCI's sustainability report is attached hereto as Exhibit B.

4. Additionally, on July 30, 2003, management sent a copy of the draft report to Proponents for their review and invited comments. In the related cover letter, JCI confirmed that it will publish its sustainability report in January 2004.

5. Furthermore, JCI management has arranged a meeting with the Proponents to discuss the draft sustainability report and their comments regarding the report. This meeting is scheduled to occur on October 3, 2003 at the offices of the Interchurch Center in New York City.

In sum, JCI has already expended significant financial resources and hundreds of hours of management time in connection with the preparation of the sustainability report and will expend much more time and money in connection with the report's completion.

In addition to the significant steps that management has already taken towards the completion of its sustainability report, JCI has advised us that at the next meeting of JCI's Board of Directors (the "Board"), scheduled for September 24, 2003, management will ask the Board to approve a resolution directing management to publish the sustainability report by January 2004. A draft Board resolution is attached to this letter as Exhibit C. We plan to supplement this letter after the Board meeting to confirm to the Staff that the Board has formally directed JCI's management to publish the sustainability report. We are filing this letter now to comply with the requirement under Rule 14a-8(j) that requests to exclude a shareholder proposal be filed not less than 80 calendar days prior to the filing of the definitive Proxy Materials.

We note that although the sustainability report has not yet been published and the Board resolutions have not yet been passed, the Staff is not barred from granting no-action relief. The Staff has historically granted relief based on actions that were to occur after the deadline for filing a request for no-action relief, but before the date of the relevant company's annual shareholders meeting. *See Intel Corporation*, 2003 SEC No-Act. LEXIS 424 (March 11, 2003); *Masco Corporation*, 1999 WL 176941 (March 29, 1999). In both *Intel* and *Masco*, requests for no-action relief were based on corporate actions anticipated to occur after the filing of the request for no-action relief; more specifically in those particular cases, the actions were board approval of resolutions that effectively substantially implemented the shareholder proposals. Once the respective boards of directors of Intel and Masco met and approved the relevant board resolutions, both companies filed supplementary letters informing the Staff of such implementation, and the Staff granted no-action relief based solely on mootness. Similarly, JCI's request for no-action relief is based on corporate actions, both of management and the Board, that will occur after the filing of this letter but before JCI's 2004 Annual Meeting of Shareholders. Specifically, JCI expects its Board to approve a resolution directing management to complete and publish the sustainability report by the date of JCI's 2004 Annual Meeting of Shareholders. Because the sustainability report will be published by the date of JCI's 2004 Annual Meeting of Shareholders, exclusion of the Proposal from JCI's Proxy Materials is consistent with the Commission's statement that the purpose of Rule 14a-8(i)(10) is to "avoid . . . shareholders having to consider matters which have already been favorably acted upon by management."

III. CONCLUSION

Based on the above, we respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action to the Commission if JCI omits the Proposal from its Proxy Materials in accordance with Rule 14a-8(i)(10). Because JCI believes Board approval and subsequent publication of the sustainability report in January 2004 substantially implements the Proposal pursuant to Rule 14a-8(i)(10), and may be excluded for that reason alone, JCI has determined not to elaborate further in this letter on additional bases for exclusion of the Proposal. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (414) 297-5678.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided for that purpose.

Very truly yours,

Patrick G. Quick

cc: John P. Kennedy
Johnson Controls, Inc.

Jerome D. Okarma
Johnson Controls, Inc.